As filed with the Securities and Exchange Commission on June 6, 2002

Registration No. 333-89454

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dominion Homes, Inc.

(Exact name of Registrant as specified in its charter)

Ohio	31-1393233
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5501 Frantz Road
Dublin, Ohio 43017-0766
(614) 761-6000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Douglas G. Borror
c/o Dominion Homes, Inc.
5501 Frantz Road
Dublin, Ohio 43017-0766
(614) 761-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael A. Cline, Esq. **Vorys, Sater, Seymour and Pease LLP** **52 East Gay Street** **Columbus, Ohio 43215** **(614) 464-6400**	**Robert A. Meyer Jr., Esq.** **Senior V.P. and General Counsel** **Dominion Homes, Inc.** **5501 Frantz Road** **Dublin, Ohio 43017-0766** **(614) 761-6000**	**Brad S. Markoff, Esq.** **Alston & Bird LLP** **3201 Beechleaf Court, Suite 600** **Raleigh, North Carolina 27604** **(919) 862-2210**

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If the Registrant elects to deliver its annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a) of this Form, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.



The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 6, 2002

PROSPECTUS

1,750,000 Shares

DOMINION HOMES, INC.

Common Shares

We are selling 1,450,000 common shares of Dominion Homes, Inc., and BRC Properties Inc., as the selling shareholder, is selling 300,000 common shares. We will not receive any of the proceeds from the sale of common shares by the selling shareholder.

Our common shares trade on the Nasdaq National Market under the symbol "DHOM." On June 5, 2002, the last sale price of the common shares as reported on the Nasdaq National Market was $21.41 per share.

You should consider the risks which we have described in "Risk Factors" beginning on page 5 before buying our common shares.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The underwriters may purchase up to an additional 131,250 common shares from us and up to an additional 131,250 common shares from the selling shareholder (a total of 262,500 common shares) at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common shares to purchasers on or about , 2002.

RAYMOND JAMES **LEGG MASON WOOD WALKER**
Incorporated

The date of this prospectus is , 2002



CELEBRATING
OUR 50TH YEAR!

DOMINION
homes®

THE *Best* OF EVERYTHING®



*W*e are a leading builder of high-quality, single-family homes in Central Ohio and Louisville, Kentucky. Our customer-driven focus targets entry-level and move-up home buyers. We offer three distinct series of homes that are differentiated by price, size, standard features and available options. Our homes range in price from approximately $100,000 to $300,000, and in size from approximately 1,000 to 3,000 square feet.

In 2001, we delivered 2,054 homes generating revenues of $395.7 million and net income of $15.1 million.

During the five year period ending December 31, 2001, our revenues increased at a compounded annual growth rate of 17.6%, and our net income per share increased at a compounded annual growth rate of 29.2%.

In both 2000 and 2001, Dominion Homes was recognized by *Forbes Magazine* as one of the top 200 best small companies in the United States.

Home Closings (in units)



Revenues (in millions)



Net Income (in millions)







Our Independence Series introduced in late 2000 is a neo-traditional housing concept. We offer nine home designs in this series ranging in price from approximately $100,000 to $150,000, and in size from 1,000 to 1,600 square feet.

We widely market our customer-driven focus as *"The Best of Everything*®*"*



*O*ur focus on the design and construction process allows us to deliver to our customers an affordably priced home with more standard features, consistent quality, and shorter construction times.

Based on market share, Dominion Homes is one of the largest homebuilding companies in Central Ohio and Louisville, Kentucky.

We are currently developing approximately 90% of the communities in which we are building homes.


THE WOODS AT
MILL VALLEY









Homes in our Celebration Series are efficiently designed to include more standard features than normally found in new homes at comparable prices. The Celebration Series – our most popular series – targets entry-level and first-time move-up home buyers with 24 homes ranging in price from approximately $130,000 to $200,000 and in size from 1,200 to 2,300 square feet.



Our Tradition Series, w
styles ranging from con
temporary to traditiona
designs, targets move-u
home buyers. We offer
home designs in this se
ranging in price from
approximately $170,000
$300,000 and in size fro
2,000 to 3,000 square fe

PROSPECTUS SUMMARY

This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in our common shares. You should read the entire prospectus, including the "Risk Factors" and the Consolidated Financial Statements and related Notes included in this prospectus, before making an investment decision. Unless otherwise specified, the information in this prospectus assumes that the underwriters' over-allotment option will not be exercised. Unless the context requires otherwise, all references in this prospectus to "Dominion," the "Company," "we," "us" and "our" include Dominion Homes, Inc. and its consolidated subsidiaries. References to "BRC" or the "selling shareholder" mean BRC Properties Inc.

Dominion Homes, Inc.

We are a leading builder of high-quality, single-family homes in Central Ohio (primarily the Columbus Metropolitan Statistical Area (the "Columbus MSA")) and Louisville, Kentucky. Our customer-driven focus targets entry-level and move-up home buyers. We offer three distinct series of homes that are differentiated by price, size, standard features and available options. Our homes range in price from approximately $100,000 to $300,000 and in size from approximately 1,000 to 3,000 square feet.

For the year ended December 31, 2001, we delivered 2,054 homes generating revenues of $395.7 million and net income of $15.1 million. During the five-year period ending December 31, 2001, our revenues increased at a compounded annual growth rate of 17.6%, and our earnings per diluted share increased at a compounded annual growth rate of 29.2%.

We trace our homebuilding roots to 1952 when Donald A. Borror, our current Chairman Emeritus, built his first home in Columbus, Ohio. Our predecessor company, BRC, grew as a family homebuilder until March 1994 when it transferred its homebuilding operations to us as part of our initial public offering. The Borror family, directly and through its ownership of BRC, will beneficially own approximately 50.2% of the common shares that will be outstanding after this offering.

We build homes in two markets, Central Ohio and Louisville, Kentucky. From 1990 to 2000, the population in the Columbus MSA grew 14.5%. Over the past five years, employment in the Columbus MSA has increased by 8.2% and the annual unemployment rate has averaged 2.7%. During this period, the national unemployment rate has averaged 4.5%. As of April 2002, the unemployment rate in the Columbus MSA was 4.1% and the national average was 6.0%. Columbus is the state capital of Ohio and the home of The Ohio State University. A number of notable organizations have their headquarters in Central Ohio, including Honda of America Manufacturing, Inc., American Electric Power Company, Inc., The Limited, Inc., Nationwide Insurance Company, Wendy's International, Inc., Battelle Memorial Institute, The Scotts Company and Cardinal Health, Inc. From 1990 to 2000, the population in the Louisville Metropolitan Statistical Area (the "Louisville MSA") grew 8.1%. Over the past five years, employment in the Louisville MSA has increased by 3.1% and the annual unemployment rate has averaged 3.7%. As of April 2002, the unemployment rate in the Louisville MSA was 4.8%. Louisville is the home of the University of Louisville and headquarters for major corporations such as Humana, Inc. and KFC Corporation. Other major employers in Louisville include GE Appliance, Ford Motor Company and United Parcel Service, Inc.

Our Strategy

Primary Focus on Entry-Level and First-Time Move-Up Markets

We focus on providing high-quality, affordably-priced, single-family homes primarily for entry-level and first-time move-up home buyers. We design our product offerings to incorporate many popular features that are typically offered as options by our competitors. Standardizing these features results in efficiencies that lower the overall costs of our homes and provides us with a competitive price advantage. Our Independence Series, introduced in late 2000, is a neo-traditional housing concept with prices starting at approximately $100,000. The introduction of the Independence Series has expanded the potential customer base that can afford our homes. Based on currently available financing, some of our homes can be purchased by qualified purchasers having annual incomes as low as $25,000. We believe that our targeted home buyers provide the potential for stable, long-term demand for our homes.

Control of the Development and Building Process

One of our key strengths is our ability to identify and economically acquire land to be developed for our building operations. We currently are developing approximately 90% of the communities in which we are building homes. This practice enables us to: (1) improve our profit margins by reducing the cost of finished lots, (2) maintain an adequate supply of finished lots to meet market demand, (3) control the details of development in order to create a distinctive look and feel in our communities and (4) streamline and coordinate the construction process. As of March 31, 2002, we owned or had options to acquire approximately 15,000 lots for future homebuilding. To further improve our building efficiencies and to better control our supply and cost of raw materials, we operate our own lumber and construction products distribution center. This enables us to provide just-in-time delivery of materials to our jobsites in Central Ohio and to purchase high-quality lumber products and other building materials, including shingles, doors and windows, directly from mills and wholesalers at prices not available to many of our competitors.

"The Best of Everything®" Philosophy

We widely market our customer-driven focus as "The Best of Everything®." As part of this philosophy, we build affordable homes with high-quality materials and construction practices, and we provide our home buyers with a high level of customer service. We employ more than 50 trained sales representatives who help prospective buyers select a home design in one of over 50 communities. We use nationally recognized and industry leading brand name components in constructing our homes, such as Andersen® wood windows, General Electric® appliances and the Kohler® family of bathroom and kitchen fixtures. As part of our "Gold Medal" quality assurance program, every home we build undergoes eight separate construction inspections and includes a 30-year transferable structural warranty. Our mortgage financing services subsidiary assists our customers with a number of attractive loan options, including lower-than-market interest rate programs and a "no money down" program. Through our website, customers can communicate with their sales representatives and construction superintendents and can monitor construction progress. We believe that our philosophy helps to streamline the homebuilding process and increase our customers' satisfaction.

Value Engineering

We have enhanced "The Best of Everything" philosophy through our innovative approach to home design and construction. We use simplified architectural designs with fewer available options, but with more standard features and amenities than are normally found in new homes at comparable prices. This approach enables us to use standard-sized building materials and reduces construction deviations and change orders. On an ongoing basis, we work with our vendors to further refine and standardize our building material needs, enabling us to realize additional cost and supply efficiencies. This focus on the design and the construction process allows us to deliver to our customers an affordably-priced home with more consistent quality and shorter construction times.

Growth Opportunities

Based on market share, we are one of the largest homebuilding companies in Central Ohio and Louisville, Kentucky. We believe that we have opportunities for continued growth in these markets. We also continually evaluate opportunities to expand into new markets, through either creating a start-up operation or acquiring an existing homebuilding company. We look for new markets that have many of the following characteristics: (1) location in the Midwest, (2) potential for economies of scale, (3) a highly fragmented homebuilder market, (4) a stable and diverse economy, (5) demographics similar to our current markets and (6) compatibility with our existing product offerings.

Recent Financial Results

Our revenues for the first quarter of 2002 increased by 46.0% to $98.4 million, based on the delivery of 518 homes, from $67.4 million, based on the delivery of 347 homes, for the first quarter of 2001. Our net income for the first quarter of 2002 increased by 250.0% to $4.1 million from $1.2 million for the first quarter of 2001. Our earnings per diluted share for the first quarter of 2002 increased to $0.62 per diluted share from $0.18 per diluted share for the first quarter of 2001. We had a backlog of 1,231 contracts, with a sales value of $239.9 million, on March 31, 2002, compared to a backlog of 1,136 contracts, with a sales value of $221.0 million, on March 31, 2001. Our first quarter revenues and net income results were due in part to the larger number of homes we had in backlog at the end of 2001 and the unusually mild weather conditions we experienced during the late fall and winter.

Corporate Information

We were organized as an Ohio corporation in 1993. Our executive offices are located at 5501 Frantz Road, Dublin, Ohio 43017-0766. Our telephone number is (614) 761-6000.

This Offering

Common shares offered by us	1,450,000 shares.
Common shares offered by the selling shareholder	300,000 shares.
Over-allotment option	Up to 131,250 shares issuable by us and 131,250 shares owned by the selling shareholder, exercisable by the underwriters for 30 days from the date of this prospectus solely to cover over-allotments of shares, if any.
Common shares to be outstanding upon completion of this offering	8,050,231 shares[1].
Use of proceeds	We will use the net proceeds from this offering to reduce the indebtedness outstanding under our $175.0 million unsecured bank credit facility. We intend to use the increased availability of funding under our bank credit facility to finance (1) land acquisition and development, (2) growth in our existing markets and (3) possible expansion into new markets. We will not receive any of the proceeds from the sale of common shares by the selling shareholder. See "Use of Proceeds."
Risk factors	See "Risk Factors" beginning on page 5.
Nasdaq National Market symbol	DHOM.

---

[1] Excludes 174,600 common shares issuable upon the exercise of outstanding options granted to our officers, employees and directors. These options vest over multi-year periods.

Summary Consolidated Financial and Operating Data

The following table sets forth our summary consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus. The summary consolidated financial data as of and for each of the five years in the period ended December 31, 2001 have been derived from our audited Consolidated Financial Statements. The operating data set forth below is unaudited. The summary consolidated financial data as of and for the three months ended March 31, 2002 and 2001 have been derived from our unaudited Consolidated Financial Statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2002.

	Three Months Ended March 31,		Year Ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)	(unaudited)					
			(dollars in thousands, except per share data)				
Consolidated Statement of Operations Data							
Revenues	$ 98,378	$ 67,362	$ 395,701	$ 326,415	$ 277,577	$ 264,937	$ 207,926
Cost of real estate sold	75,442	52,147	305,430	261,081	224,474	215,177	165,741
Gross profit	22,936	15,215	90,271	65,334	53,103	49,760	42,185
Selling, general and administrative	13,842	10,713	52,491	40,808	33,601	28,650	23,266
Income from operations	9,094	4,502	37,780	24,526	19,502	21,110	18,919
Interest expense	2,099	2,496	11,667	9,125	6,024	4,557	5,645
Income before income taxes	6,995	2,006	26,113	15,401	13,478	16,553	13,274
Provision for income taxes	2,924	843	10,987	6,342	5,460	6,942	5,569
Net income	$ 4,071	$ 1,163	$ 15,126	$ 9,059	$ 8,018	$ 9,611	$ 7,705
Basic earnings per share	$ 0.63	$ 0.18	$ 2.38	$ 1.42	$ 1.27	$ 1.53	$ 1.23
Diluted earnings per share	$ 0.62	$ 0.18	$ 2.30	$ 1.39	$ 1.23	$ 1.46	$ 1.20
Weighted average shares-basic	6,465,777	6,353,180	6,351,343	6,363,131	6,318,148	6,275,388	6,250,918
Weighted average shares-diluted	6,578,701	6,554,808	6,575,026	6,496,720	6,495,796	6,586,752	6,430,925
Consolidated Balance Sheet Data (at period end)							
Real estate inventories	$ 244,882	$ 207,193	$ 230,024	$ 184,474	$ 159,180	$ 125,153	$ 113,003
Total assets	268,265	224,765	254,546	201,193	174,059	135,356	117,795
Long term obligations	141,510	128,372	133,869	108,804	97,058	64,876	57,763
Shareholders' equity	86,358	68,427	81,567	67,888	58,730	50,228	40,660
Operating Data (unaudited)							
Homes (in units)							
Sales contracts, net of cancellations	717	706	2,309	1,785	1,680	1,783	1,402
Closings	518	347	2,054	1,798	1,641	1,735	1,387
Backlog at period end	1,231	1,136	1,032	777	790	751	703
Aggregate sales value of homes in backlog at period end	$ 239,938	$ 220,993	$ 201,211	$ 153,921	$ 140,220	$ 129,241	$ 106,686

RISK FACTORS

Before you invest in the common shares offered by this prospectus, you should be aware that such investment involves a high degree of risk, including those risk factors described below. You should consider carefully these risk factors, together with all of the other information included in this prospectus or incorporated herein by reference before you decide to purchase any common shares. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations. If any of the risks we describe below occurs, or if any unforeseen risks develop, our operating results may suffer, our financial condition may deteriorate, the trading price of our common shares may decline and you may lose all or part of your investment.

This prospectus contains various "forward-looking statements" within the meaning of applicable securities laws. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "believe," "intend," "expect," "hope" or similar words. These statements discuss future expectations, contain projections regarding future developments, operations or financial conditions, or state other forward-looking information. When considering these forward-looking statements, you should keep in mind the risks noted in this "Risk Factors" section and other cautionary statements throughout this prospectus and our periodic filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on our existing beliefs about present and future events outside of our control and on assumptions that may prove to be incorrect.

We are particularly affected by national and local general economic, business and other conditions. Our financial position and results from operations are affected by changes and cycles in national and local general economic, business and other conditions, most of which are beyond our control. These conditions include:

- employment levels

- changing demographics

- availability and affordability of mortgage financing

- consumer confidence and housing demand

- competitive overbuilding

- availability and cost of building lots

- availability and cost of materials and labor

- adverse weather conditions and natural disasters

- cost overruns

- inflation

- changes in governmental regulations

- changes in tax laws

- changes in local government fees

- availability and cost of rental property and resale prices of existing homes.

In addition, the terrorist attacks on the World Trade Center and the Pentagon, or similar acts of violence in the future, and any corresponding response by the United States or other countries, may also adversely affect general economic conditions, consumer confidence and the homebuilding markets.

We are dependent upon the availability and affordability of residential mortgage financing. Virtually all purchasers of our homes finance their purchase through third party lenders who offer conventional, FHA and VA mortgage financing. A material increase in mortgage interest rates or unfavorable changes to these lending programs would adversely affect the ability of prospective home buyers, particularly our targeted entry-level home buyers, to obtain mortgage financing. We are also dependent upon the availability and cost of mortgage financing for buyers of the current homes owned by potential purchasers of our homes. Prior to purchasing our homes, some of our home buyers must sell their current homes, and these sales are dependent upon the availability and cost of mortgage financing. In addition, because a majority of our home buyers use FHA mortgage financing, a material reduction in the scope or funding of FHA mortgage programs could have a material adverse effect on our sales.

In particular, a substantial number of our home buyers use the Nehemiah down payment assistance program, which allows home buyers to receive gift funds from the Nehemiah Corporation to be used as a down payment. At one time, HUD proposed rules which would have prohibited the use of gift fund programs in conjunction with FHA-insured mortgage loans. HUD subsequently withdrew these proposed rules but has continued to increase its regulation of gift fund programs. If HUD would prohibit or make materially unfavorable changes to the use of gift fund programs such as the Nehemiah program, we would expect to offer, as we have in the past, a different type of down payment program. There can be no assurance that any such replacement program would be as attractive to home buyers as the Nehemiah program and that our sales would not suffer.

We are significantly leveraged and are dependent upon the availability of financing. We incur significant up-front expenditures for land acquisition, development and construction costs. We have traditionally financed these costs with bank borrowings, internally-generated funds and joint venture arrangements. Although we have not in recent years experienced problems in obtaining financing, we cannot be sure that continued financing will be available to us in the future, or that any financing available to us will be on favorable terms. Our ability to make payments of principal or interest on, or to refinance our indebtedness, will depend on our future operating performance and successful execution of our business strategy.

We are restricted by covenants in our bank credit facility. Our bank credit facility imposes restrictions on our operations and activities. Some of the more significant restrictions limit:

- operating leases

- speculative or model home inventory

- to $25 million, the aggregate investment in homebuilding operations in markets other than Central Ohio or Louisville, Kentucky, of which no more than $15 million can be invested in start-up operations

- the amount that we may borrow outside of the bank credit facility and the amount of contingent obligations that we can assume

- the amount we may borrow under the bank credit facility based upon borrowing base limitations

- the amount of our uncommitted land holdings and unzoned land purchases

- the payment of dividends.

Developing our own land and building inventory homes involves significant risks. We currently are developing approximately 90% of the communities in which we are building homes. Therefore, our short- and long-term financial success is and will continue to be dependent upon our ability to acquire land, adjust our strategy for purchasing land, and develop communities successfully. We commit substantial financial and managerial resources to acquire land and develop the streets, utility services and other infrastructure before any revenues are generated from the community. We may acquire and develop land upon which we cannot, or choose not to, build or sell homes. The market value of undeveloped land and building lots fluctuates. We also build some homes before we obtain non-cancelable sale contracts for those homes. We may have to hold these unsold

6

inventory homes for an indefinite time prior to a sale. In addition, because market prices fluctuate, we may have to sell inventory homes at a loss.

Governmental regulations and environmental considerations affect us in many ways. The homebuilding industry is subject to increasing local, state and Federal requirements concerning zoning, resource protection, building design and construction and similar matters. These requirements include local regulations which impose restrictive zoning and density requirements to limit the number of homes that can eventually be built within the boundaries of a particular location. These requirements also affect construction activities, including construction materials which must be used in home construction, as well as sales activities and other dealings with home buyers. We also must obtain licenses, permits and approvals from various governmental agencies for our development activities, the granting of which are beyond our control. Increasingly stringent requirements could be imposed on homebuilders and developers in the future. Although we cannot predict how these potential requirements might affect us, they could delay or prevent us from developing and building a community or require us to comply with time-consuming and expensive programs.

We also are subject to a variety of local, state and Federal requirements concerning the protection of health and the environment. The particular environmental laws which apply to any given project vary greatly according to the project site and the present and former uses of the property. These environmental laws may result in delays and cause us to incur substantial compliance costs, including substantial expenditures for pollution and water quality control. These laws may prohibit or severely restrict development in certain environmentally sensitive regions. In an effort to avoid major environmental issues in our developments, we have a general practice of requiring environmental reports from qualified, independent professionals and resolution of identified environmental issues prior to purchasing land. However, we cannot be sure that we will not incur material liabilities relating to the removal of toxic wastes or other environmental matters affecting land that we have acquired.

Building moratoria may result in periodic delays or may preclude us from developing certain projects. These moratoria generally result from insufficient water supplies or sewer facilities, delays in utilities hookups, inadequate road capacity or anti-growth sentiment within the specific market area or community. These moratoria can occur before or after we start our operations without notice or recourse.

We operate in two geographic areas. We currently operate in Central Ohio and Louisville, Kentucky. Our lack of geographic diversity means that adverse general economic or weather conditions in either of these markets could have a material adverse impact on our operations.

Expansion strategies contain inherent risks. We continually evaluate opportunities to expand into new markets whether through acquisitions or start-up operations. Any expansion strategy involves many risks. New markets may prove to be less stable than our current markets and may result in delays, problems and expenses not typically encountered in our current markets. Regulations in various states may prohibit or impede us from using some of our community development strategies, such as those utilized with the Independence Series that require condominium or other high density housing. We may fail to identify suitable acquisition candidates or complete acquisitions on acceptable terms. The magnitude, timing and nature of acquisitions will depend upon various factors, including the availability of suitable acquisition candidates, financial resources and skilled employees to manage the acquired companies, the negotiation of acceptable terms, and general economic and business conditions. The likelihood of our success in establishing start-up operations also depends on similar factors, including identification of suitable start-up markets, availability of financial resources and skilled employees and subcontractors, and general economic and business conditions. In addition, because start-up operations may require significant lead time before they generate sufficient revenues to be profitable. Expansion through acquisitions or start-up operations will require substantial attention from our management team. The diversion of management's attention, as well as any other difficulties that may be encountered in the transition and integration process, could have a material adverse effect on our operations.

Introduction of new product offerings has inherent risks. We have recently introduced and will continue to introduce new home designs and new community concepts as part of our product offerings. There are significant risks that we may not accurately predict the tastes or preferences of potential home buyers. A failure to predict these tastes or preferences could have a material adverse effect on our sales.

We are dependent on key personnel. We have several key executive officers, the loss or prolonged absence of whom could have an adverse effect on our operations. In particular, the loss of the services or prolonged absence of Douglas Borror, our Chairman and Chief Executive Officer, or Jon Donnell, our President and Chief Operating Officer, could have a material adverse effect on our operations. Our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel, of which there can be no assurance.

The market price of our common shares may fluctuate widely and trade at prices below the offering price. The market price of our common shares has fluctuated significantly and is subject to significant fluctuation in the future in response to a number of factors, including:

- our perceived prospects and the prospects of the homebuilding industry in general

- differences between our actual financial and operating results and those expected by investors and analysts

- fluctuations in our results of operations

- changes in analysts' recommendations or projections

- changes in general valuations for homebuilding companies

- changes in general economic or market conditions

- broad market fluctuations

- limited public float and relative lack of trading activity

- the sale of significant amounts of our common shares in the open market.

Volatility in the market price of our common shares may prevent investors from being able to sell their common shares at or above the public offering price.

Our results historically vary on a quarterly basis. Our business is significantly affected by changes in economic cycles, and our revenues and earnings vary with the level of general economic activity in the markets where we build homes. We historically have experienced, and expect to continue to experience, variability in revenues and reported earnings on a quarterly basis. A significant percentage of our sales contracts are executed during the first and second quarters of the year. Closing on a home typically occurs approximately six months after the date of the sales contract but, with weather and other delays, may take longer. We do not recognize any revenue on the sale of a home until the closing occurs. As a result, we historically have experienced higher closings and revenues during the second half of the year.

We are subject to warranty claims arising in the ordinary course of business that could be costly. As a homebuilder we are subject to construction defect and home warranty claims arising in the ordinary course of business. These claims are common in the homebuilding industry and can be costly. We provide warranties on our homes for periods as long as thirty years. In the event that we experience greater warranty claims than we anticipate, we could incur significant expenses which could affect future earnings.

Litigation related to construction defects could adversely affect our business. Litigation related to construction defects has increased significantly in recent years. The homebuilding industry has experienced both an increase in the number of individual claims for construction defects as well as increased costs of insuring against such claims.

Delays in construction of our homes could cause mortgage commitments to expire. Delays in the construction of a home could cause the mortgage commitment to expire and could require us, if mortgage interest rates have increased, to pay significant amounts to the mortgage lender to extend the original mortgage interest rates.

Our financial results are subject to inflation and other cost increases. We are not always able to reflect all cost increases in the prices of our homes because competitive pressures and other factors sometimes require us to maintain or discount those prices. While we attempt to maintain costs with subcontractors from the date a sales contract with a customer is accepted until the date construction is completed, we may incur unanticipated costs which cannot be passed on to the customer.

Material or labor shortages can adversely affect our business. During periods of increased construction activity, the homebuilding industry has faced shortages in the availability of skilled labor. Waiting for skilled labor to become available may result in construction delays. The use of less skilled labor to satisfy a skilled labor shortage may cause quality standards to suffer. Increases in the demand for skilled labor also can result in increases in the cost of skilled labor. The principal raw materials used in the homebuilding industry are lumber, brick and concrete as well as plumbing and electrical supplies. While these materials are generally available from a variety of sources, they are subject to periodic price fluctuations. In particular, the homebuilding industry has experienced occasional lumber shortages which produced significant price increases. Because we may not be able to pass on to our customers price increases in raw materials or labor, future price increases in these items could have a material adverse effect on our revenues, operating margins and earnings.

The homebuilding industry is highly competitive. We compete in each of our geographic markets with national, regional and local homebuilders, some of which have greater financial, marketing, land acquisition and sales resources than we do. We compete not only for home buyers, but also for desirable properties, financing, raw materials and skilled labor. We also compete with the resale market for existing homes which some home buyers may prefer over new homes. Additionally, there are many other national and regional homebuilders, many of which have greater financial, marketing, land acquisition and sales resources than we do, that do not currently have a significant presence in either of our current markets. A concerted effort by these homebuilders to enter or expand their current operations in either or both of our markets could have an adverse impact on our sales.

A change in control of our Company or BRC could trigger adverse contractual provisions. In the event that BRC should own less than 30% of our common shares, or if both Donald A. Borror and Douglas G. Borror cease to be directors of our Company, a change in control would be deemed to have occurred under our employment agreements and certain of our benefit plans that would accelerate the vesting or trigger the payment of benefits under the plans and agreements, which amounts could be material. Under our credit facility, a default is deemed to occur in the event that: (1) a majority of our directors or BRC's directors are replaced, other than for death or disability, if such replacement has not been approved by the directors of the Company or BRC, as applicable, (2) a person or group other than BRC or Donald A. Borror and his lineal descendents acquires beneficial ownership of securities of the Company or of BRC representing more than 29% of the voting power of the Company in the election of directors or (3) BRC or Donald A. Borror and his lineal descendants fail to own at least 30% (on a fully diluted basis) of the outstanding equity securities of the Company or Donald A. Borror and his lineal descendents fail to own the majority of the outstanding voting equity securities of BRC.

We are controlled by BRC which may present certain conflicts of interest. As of June 5, 2002, the Borror family, directly and through its ownership of BRC, beneficially owned approximately 65.8% of the outstanding common shares and is expected to beneficially own approximately 50.2% of the outstanding common shares after giving effect to this offering which includes the sale of 300,000 common shares by BRC in this offering. Members of the Borror family, together with trusts for their benefit, and Terry E. George, our Senior Vice President, collectively own and control all of the outstanding shares of BRC. Following this offering, these individuals, through their control of BRC, together with our executive officers and directors, will continue to be able to control our affairs and policies, elect all of our directors and determine the outcome of all matters submitted to our shareholders for approval. BRC and its affiliates may have conflicts of interest with other shareholders with respect to our affairs and policies and BRC's ownership position may have the effect of delaying, deferring or preventing a change of control of the Company. These factors could have an adverse effect on the market price of our common shares.

We are involved in transactions with BRC and other affiliated entities. We engage in transactions with BRC and other affiliated entities. We have an internal policy that requires transactions with our affiliates be on terms no less favorable to us than those reasonably available from unrelated third parties. Our policy also requires all material transactions with affiliates to be approved by a majority of our independent directors. These transactions generally require an independent appraisal, unless the independent directors determine that an independent appraisal is not necessary under the circumstances. We cannot be sure, however, that these policies necessarily will result in transactions with our affiliates that our favorable to us.

Application of critical accounting policies requires management to make certain estimates and assumptions that may impact our future financial results. In preparing our financial statements, management is required to make certain estimates and assumptions that affect the annual and quarterly reported amounts of assets, liabilities, revenues and expenses, and disclosures about contingent assets and liabilities. Our actual results could be different from these estimates and assumptions. Some of the more critical accounting policies include:

- reserves to reduce our real estate inventories to net realizable values

- estimates for construction costs for homes closed

- reserves for the estimated cost of homes under warranty

- estimates of the costs to complete land development

- estimates of the annualized capitalization rate for indirect overhead and other expenses.

Provisions in our Articles may prevent a third party from acquiring us or may adversely affect the price of our common shares. Our Articles of Incorporation authorize our board of directors to issue, without shareholder approval, up to 1.5 million voting preferred shares and 1.5 million non-voting preferred shares, with such rights and preferences as our board of directors may determine in its sole discretion. The issuance of preferred shares could make it more difficult for a third party to acquire a majority of our outstanding common shares and could discourage an attempt to gain control of the Company. An issuance of preferred shares also could adversely affect the market price of our common shares. Additionally, our Articles of Incorporation and Code of Regulations provide for a two-tier board of directors without cumulative shareholder voting rights. These provisions could discourage an attempt by a third party to acquire a controlling interest in our Company without the approval of our management, even if such third party were willing to purchase common shares at a premium over the then market price.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the 1,450,000 common shares offered by us, at an estimated public offering price of $21.41 per share and after deducting estimated underwriting discounts and commissions and offering expenses, of $28,181,830 ($30,823,289 if the underwriters' over-allotment option to purchase additional shares from us is exercised in full).

We will use the net proceeds from this offering to reduce the indebtedness outstanding under our $175.0 million unsecured bank credit facility. See Note 7 of the Consolidated Financial Statements. We intend to use the increased availability of funding under our bank credit facility to finance (1) land acquisition and development, (2) growth in our existing markets, and (3) possible expansion into new markets. We will not receive any of the proceeds from the sale of common shares by the selling shareholder.

PRICE RANGE OF COMMON SHARES

Our common shares are traded on the Nasdaq National Market under the symbol "DHOM." The following table sets forth, for the periods indicated, the high and low closing prices for the common shares, as reported by the Nasdaq National Market.

	Sales Prices	
	High	**Low**
Calendar Year Ending December 31, 2000		
First Quarter	$ 6.56	$ 5.31
Second Quarter	$ 6.63	$ 5.25
Third Quarter	$ 8.50	$ 5.34
Fourth Quarter	$ 9.56	$ 6.75
Calendar Year Ending December 31, 2001		
First Quarter	$10.50	$ 7.63
Second Quarter	$10.56	$ 7.93
Third Quarter	$14.30	$ 8.92
Fourth Quarter	$15.88	$ 8.76
Calendar Year Ending December 31, 2002		
First Quarter	$19.35	$15.01
Second Quarter through June 5, 2002	$25.95	$17.64

On June 5, 2002, the last sale price of our common shares, as reported by the Nasdaq National Market, was $21.41 per share, and there were approximately 200 holders of record of our common shares.

DIVIDEND POLICY

We have not historically paid cash dividends on our common shares. From time to time, our board of directors evaluates the desirability of paying cash dividends. The future payment and amount of cash dividends will depend upon our financial condition and results of operations, applicable loan covenants and other factors deemed relevant by our board of directors. The provisions of our existing bank credit facility limit the amount of cash dividends that we may pay during any calendar year to 25% of the our net income after taxes for such year.

CAPITALIZATION

The following table sets forth our capitalization at March 31, 2002, and as adjusted to give effect to the sale of the 1,450,000 common shares offered by us at an estimated public offering price of $21.41 per share and the application of the estimated net proceeds therefrom, as described under "Use of Proceeds." The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus.

	As of March 31, 2002	
	Actual	As Adjusted[1]
	(unaudited)	(unaudited)
	(in thousands)	
Cash and cash equivalents	$ 3,347	$ 3,347
Debt:		
Note payable, banks	$139,688	$111,506
Term debt	1,822	1,822
Total debt	141,510	113,328
Shareholders' equity:		
Common shares, without stated value, 12,000,000 shares authorized, 6,670,757 shares issued and 6,600,237 shares outstanding on an actual basis, 8,120,757 shares issued and 8,050,237 shares outstanding on an as adjusted basis	32,895	61,077
Deferred compensation	(424)	(424)
Retained earnings	56,022	56,022
Accumulated other comprehensive loss	(1,144)	(1,144)
Treasury stock, at cost (70,520 shares as of March 31, 2002)	(991)	(991)
Total shareholders' equity	86,358	114,540
Total capitalization	$227,868	$227,868

[1] Assumes that the underwriters' over-allotment option to purchase 131,250 common shares from us is not exercised. Excludes 174,600 common shares issuable upon exercise of stock options that are outstanding as of March 31, 2002 and that have a weighted average exercise price of $5.03 per share.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected consolidated financial and operating data as of the dates and for the periods indicated. You should read this data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus. The selected consolidated financial data as of and for each of the five years in the period ended December 31, 2001 have been derived from our audited Consolidated Financial Statements. The operating data set forth below is unaudited. The selected consolidated financial data as of and for the three months ended March 31, 2002 and 2001 have been derived from our unaudited Consolidated Financial Statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the three months ended March 31, 2002 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2002.

	Three Months Ended March 31,		Year Ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)	(unaudited)					
			(dollars in thousands, except per share data)				
Consolidated Statement of Operations Data							
Revenues	$ 98,378	$ 67,362	$ 395,701	$ 326,415	$ 277,577	$ 264,937	$ 207,926
Cost of real estate sold	75,442	52,147	305,430	261,081	224,474	215,177	165,741
Gross profit	22,936	15,215	90,271	65,334	53,103	49,760	42,185
Selling, general and administrative	13,842	10,713	52,491	40,808	33,601	28,650	23,266
Income from operations	9,094	4,502	37,780	24,526	19,502	21,110	18,919
Interest expense	2,099	2,496	11,667	9,125	6,024	4,557	5,645
Income before income taxes	6,995	2,006	26,113	15,401	13,478	16,553	13,274
Provision for income taxes	2,924	843	10,987	6,342	5,460	6,942	5,569
Net income	$ 4,071	$ 1,163	$ 15,126	$ 9,059	$ 8,018	$ 9,611	$ 7,705
Basic earnings per share	$ 0.63	$ 0.18	$ 2.38	$ 1.42	$ 1.27	$ 1.53	$ 1.23
Diluted earnings per share	$ 0.62	$ 0.18	$ 2.30	$ 1.39	$ 1.23	$ 1.46	$ 1.20
Weighted average shares-basic . .	6,465,777	6,353,180	6,351,343	6,363,131	6,318,148	6,275,388	6,250,918
Weighted average shares-diluted	6,578,701	6,554,808	6,575,026	6,496,720	6,495,796	6,586,752	6,430,925
Consolidated Balance Sheet Data (at period end)							
Real estate inventories	$ 244,882	$ 207,193	$ 230,024	$ 184,474	$ 159,180	$ 125,153	$ 113,003
Total assets	268,265	224,765	254,546	201,193	174,059	135,356	117,795
Long term obligations	141,510	128,372	133,869	108,804	97,058	64,876	57,763
Shareholders' equity	86,358	68,427	81,567	67,888	58,730	50,228	40,660
Operating Data (unaudited)							
Homes (in units)							
Sales contracts, net of cancellations	717	706	2,309	1,785	1,680	1,783	1,402
Closings	518	347	2,054	1,798	1,641	1,735	1,387
Backlog at period end	1,231	1,136	1,032	777	790	751	703
Aggregate sales value of homes in backlog at period end	$ 239,938	$ 220,993	$ 201,211	$ 153,921	$ 140,220	$ 129,241	$ 106,686

13

13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial and Operating Data" and the Consolidated Financial Statements and the related Notes. This discussion contains certain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those expressed or implied in these forward looking statements as a result of various factors, including those described in "Risk Factors."

Overview

We are a customer-driven, high-quality homebuilder based in Central Ohio. We primarily target entry-level and first-time move-up home buyers.

Over the last five years, we have experienced significant growth in revenue and net income. For the five year period ended December 31, 2001, annual home sales have increased from 1,402 to 2,309 (64.7%); annual home closings have increased from 1,387 to 2,054 (48.1%); annual revenues have increased from $207.9 million to $395.7 million (90.3%); and annual net income has increased from $7.7 million to $15.1 million (96.3%).

Our primary market is Central Ohio where, in 2001, we held a 24.0% market share based on new homes closed. We expanded into Louisville, Kentucky in 1998 and by 2001 had become a leading homebuilder in that market based on new homes closed. The success of our business model in Louisville has resulted in our continued evaluation of further expansion opportunities in other markets. We believe our strengths include:

• our knowledge, financial strength and market share in the Central Ohio and Louisville, Kentucky markets that have allowed us to capitalize on opportunities for advantageous land acquisitions

• our ability to offer efficiently designed communities and homes that buyers find appealing

• our reputation for high-quality homes, customer service and "The Best of Everything" philosophy

• our vertically-integrated operations which include an employee sales force, an in-house architectural design group, a land development department, a lumber and building materials distribution center in Columbus, Ohio, a mortgage financing services company and title insurance agencies.

We believe our success has resulted from our ability to provide a wide-range of communities and home designs that entry-level and move-up home buyers can afford. In early 2000, we recognized that our average home price had increased to nearly $200,000. Although we were profitable at this price level, we believed that, if our prices continued to increase, a large percentage of potential purchasers would be unable to afford many of our homes. We responded to this challenge by introducing our Independence Series in December 2000. With home prices ranging from approximately $100,000 to $150,000, the Independence Series has expanded the potential customer base that can afford our homes.

The success of our Independence Series led us in 2001 to reexamine our mid-priced Century and Celebrity Series of homes. We simplified and value engineered these homes resulting in the creation of the Celebration Series. This series, which was launched in December 2001, incorporates many popular home features that are typically offered as options by our competitors. By decreasing the number of options available to our customers, we have significantly increased the efficiency of our homebuilding process and lowered the cost of building these homes. This year, we intend to complete the redesign of our Tradition Series homes to similarly increase standardization and building efficiencies.

Seasonality and Variability in Quarterly Results

We experience significant seasonality and quarter-to-quarter variability in our homebuilding activity. Typically, closings and related revenues will increase in the second half of the year. We believe this seasonality reflects the tendency of home buyers to shop for a new home in the spring with the goal of closing in the fall or winter. Weather conditions can also accelerate or delay closings.

The following table sets forth certain data for each of the last eight quarters:

Three Months Ended	Revenues	Sales Contracts[1]	Closings	Backlog At Period End
	(in thousands)	(in units)	(in units)	(in units)
June 30, 2000	$ 76,492	420	443	1,016
Sept. 30, 2000	$ 87,547	353	482	887
Dec. 31, 2000	$100,158	404	514	777
Mar. 31, 2001	$ 67,362	706	347	1,136
June 30, 2001	$ 90,649	589	466	1,259
Sept. 30, 2001	$121,053	484	631	1,112
Dec. 31, 2001	$116,637	530	610	1,032
Mar. 31, 2002	$ 98,378	717	518	1,231

[1] Net of cancellations.

Results of Operations

The following table sets forth, for the periods indicated, certain items from our Consolidated Statements of Operations expressed as percentages of total revenues, as well as certain operating data:

	Three Months Ended March 31,		Year Ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)	(unaudited)			
Consolidated Statement of Operations Data					
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of real estate sold	76.7	77.4	77.2	80.0	80.8
Gross profit	23.3	22.6	22.8	20.0	19.2
Selling, general and administrative	14.1	15.9	13.3	12.5	12.2
Income from operations	9.2	6.7	9.5	7.5	7.0
Interest expense	2.1	3.7	2.9	2.8	2.1
Income before income taxes	7.1	3.0	6.6	4.7	4.9
Provision for income taxes	3.0	1.3	2.8	1.9	2.0
Net income	4.1%	1.7%	3.8%	2.8%	2.9%
Operating Data (unaudited)					
Homes:					
Sales contracts, net of cancellations	717	706	2,309	1,785	1,680
Closings	518	347	2,054	1,798	1,641
Backlog at period end	1,231	1,136	1,032	777	790
Average sales price of homes closed during the period (in thousands)	$ 185	$ 192	$ 189	$ 181	$ 169
Average sales value of homes in backlog at period end (in thousands)	$ 195	$ 195	$ 195	$ 198	$ 177
Aggregate sales value of homes in backlog at period end (in thousands)	$239,938	$220,993	$201,211	$153,921	$140,220

We include a home in "sales contracts" when a home buyer signs our standard sales contract, which requires a deposit and generally has no contingencies other than for buyer financing or for the sale of an existing home, or both. "Closings" or "deliveries" occur when we convey the deed to the buyer and we receive payment for the home. We recognize revenue and cost of real estate sold at the time of closing. We include a home in "backlog" when a home buyer signs our standard sales contract, but the closing has not occurred as of the end of the period.

Homes included in "sales contracts" in the foregoing table are net of cancellations. Most cancellations occur when home buyers cannot qualify for financing. While most cancellations occur prior to the start of construction, some cancellations occur during the construction process. The cancellation rates for homes in backlog as of December 31, 2000, 1999 and 1998 were 15.3%, 11.6%, and 10.4%, respectively.

We annually incur a substantial amount of indirect construction costs, which are essentially fixed in nature. For purposes of quarterly financial reporting, we capitalize these costs to real estate inventories on the basis of the ratio of estimated annual indirect costs to direct construction costs to be incurred. Thus, variations in construction activity cause fluctuations in interim and annual gross profits.

First Quarter 2002 Compared to First Quarter 2001

Revenues.   Our revenues for first quarter 2002 increased by 46.0% to $98.4 million from the delivery of 518 homes compared to revenues for first quarter 2001 of $67.4 million from the delivery of 347 homes. This $31.0 million increase in revenues was primarily due to our delivery of 171 more homes. The increase in deliveries resulted from the larger number of homes we had in backlog at the end of 2001 and the unusually mild weather conditions we experienced during the late fall and winter. The average price of the homes we delivered during first quarter 2002 decreased to $185,300 from $191,700 during first quarter 2001. This decrease occurred by design and resulted from the larger percentage of Independence Series homes that we delivered during first quarter 2002. The Independence Series homes were introduced in late 2000 as affordable, entry-level homes. Included in revenues are other revenues, consisting primarily of revenues from our mortgage financing services subsidiary and the sale of land. These other revenues during the first quarter 2002 amounted to $2.4 million from the mortgage financing services subsidiary compared to other revenues during first quarter 2001 of $0.9 million, of which $0.8 million was from the mortgage financing services subsidiary.

Gross Profit.   Our gross profit for first quarter 2002 increased by 50.7% to $22.9 million from $15.2 million for first quarter 2001. This $7.7 million increase was primarily due to the delivery of more homes and the increased revenues from the mortgage financing services subsidiary.

Selling, General and Administrative Expenses.   Our selling, general and administrative expenses for first quarter 2002 increased by 29.2% to $13.8 million from $10.7 million for first quarter 2001. This $3.1 million increase was primarily due to the increased variable costs associated with selling more homes and of operating the mortgage financing services subsidiary.

Interest Expense.   Our interest expense for first quarter 2002 decreased by 15.9% to $2.1 million from $2.5 million during first quarter 2001. Although we incurred higher average borrowings during first quarter 2002, our weighted average interest rate was lower than in the first quarter of 2001. The average borrowings under our bank credit facility were $138.4 million for first quarter 2002 compared to $116.4 million for first quarter 2001. The weighted average rate of interest on total borrowings was 6.6% for first quarter 2002 compared to 8.8% for first quarter 2001.

Provision for Income Taxes.   Our income tax expense for first quarter 2002 increased by 246.9% to $2.9 million from $843,000 for first quarter 2001. Our estimated annual effective tax rate for first quarter 2002 decreased to 41.8% from 42.0% for first quarter 2001.

2001 Compared to 2000

Revenues.   Our revenues for 2001 increased by 21.2% to $395.7 million from the delivery of 2,054 homes compared to revenues for 2000 of $326.4 million from the delivery of 1,798 homes. This $69.3 million increase in revenues was primarily due to the delivery of 256 more homes at a higher average delivery price and the increased revenues from the mortgage financing services subsidiary. Included in the 2,054 homes delivered in

2001 were 15 homes, with a total sales value of $2.2 million, that we sold to unaffiliated third parties and leased back for use as model homes and sales offices. Included in the 1,798 homes delivered in 2000 were 28 homes, with a total sales value of $4.8 million, that we sold to unaffiliated third parties and leased back for use as model homes and sales offices. The average price of the homes we delivered in 2001 increased to $189,100 from $180,800 in 2000, an increase of $8,300, or 4.6%, per home. Lower mortgage interest rates and increases in FHA mortgage limits during 2001 allowed our home buyers to buy more expensive homes while minimizing their required down payments. Included in revenues are other revenues, consisting primarily of revenues from our mortgage financing services subsidiary and the sale of land. These other revenues during 2001 amounted to $7.2 million, of which $7.1 million was from mortgage financing service revenues, compared to other revenues during 2000 of $1.4 million, of which $1.0 million was from mortgage financing service revenues.

Gross Profit.   Our gross profit for 2001 increased by 38.2% to $90.3 million from $65.3 million for 2000. This $25.0 million increase was primarily due to the delivery of more homes, the increase in the average sales price of delivered homes, the reduced costs we paid on our home buyers' mortgage financing, the increased revenues from the mortgage financing services subsidiary and a reduction in direct construction costs.

Selling, General and Administrative Expenses.   Our selling, general and administrative expenses for 2001 increased by 28.6% to $52.5 million from $40.8 million for 2000. This $11.7 million increase was primarily due to the increased variable costs associated with delivering more homes at a higher average sales price and of operating the mortgage financing services subsidiary.

Interest Expense.   Our interest expense for 2001 increased by 27.9% to $11.7 million from $9.1 million for 2000. This $2.6 million increase was due to the higher average borrowings under our bank credit facility. The increased borrowings were somewhat offset by the lower weighted average interest rate we paid during 2001. We incurred higher average borrowings due to having more homes and more expensive homes under construction during 2001 and we increased our investment in real estate inventories. The average borrowings outstanding under our bank credit facility were $126.4 million for 2001 compared to $110.4 million for 2000. The weighted average rate of interest on our total borrowings was 7.7% for 2001 compared to 8.5% for 2000.

Provision for Income Taxes.   Our income tax expense for 2001 increased by 73.2% to $11.0 million from $6.3 million for 2000. Our estimated annual effective tax rate for 2001 increased to 42.1% from 41.2% for 2000.

2000 Compared to 1999

Revenues.   Our revenues for 2000 increased by 17.6% to $326.4 million from the delivery of 1,798 homes compared to revenues for 1999 of $277.6 million from the delivery of 1,641 homes. This $48.8 million increase in revenues for 2000 was primarily due to the delivery of 157 more homes at a higher average delivery price. Included in the 1,798 homes delivered in 2000 were 28 homes, with a total sales value of $4.8 million, that we sold to unaffiliated third parties and leased back for use as model homes and sales offices. We did not sell and lease back any model homes during 1999. The average price of the homes we delivered in 2000 increased to $180,800 from $168,800 in 1999, an increase of $12,000, or 7.1%, per home. This increase resulted from the sale of larger homes and homes with more options. Increases in FHA mortgage limits during 2000 allowed home buyers to qualify for larger mortgages while minimizing their required down payments. Included in revenues are other revenues, consisting primarily of revenues from the mortgage financing services subsidiary and the sale of land. These other revenues during 2000 amounted to $1.4 million, of which $1.0 million was from the mortgage financing services subsidiary, compared to other revenues during 1999 of $607,000, the majority of which was from the sale of land.

Gross Profit.   Our gross profit for 2000 increased by 23.0% to $65.3 million from $53.1 million for 1999. This $12.2 million increase was primarily due to the delivery of more homes, the increase in the average sales price of delivered homes, the reduction in the costs we paid on our home buyers' mortgage financing as a result of falling interest rates and the reductions in financing and direct construction costs.

Selling, General and Administrative Expenses.   Our selling, general and administrative expenses for 2000 increased by 21.4% to $40.8 million from $33.6 million for 1999. This $7.2 million increase was primarily due to the increased costs associated with expanding our operations in the Louisville, Kentucky market, the increased variable costs associated with selling more and more expensive homes and the increased costs of operating the mortgage financing services subsidiary.

Interest Expense.   Our interest expense for 2000 increased by 51.5% to $9.1 million from $6.0 million for 1999. This $3.1 million increase in interest expense was due to our higher average borrowings and the higher weighted average interest rate on those borrowings. We required higher average borrowings in 2000 because we financed more expensive homes during 2000 and we increased our investment in real estate inventories. The average borrowings outstanding under our bank credit facility were $110.4 million and $82.3 million for 2000 and 1999, respectively. The weighted average rate of interest on our total borrowings was 8.5% for 2000 compared to 7.5% for 1999.

Provision for Income Taxes.   Our income tax expense for 2000 increased by 16.2% to $6.3 million from $5.5 million for 1999. Our estimated annual effective tax rate for 2000 increased to 41.2% from 40.5% for 1999.

Liquidity and Capital Resources

Historically, our capital needs have depended upon sales volume, asset turnover, land acquisition and inventory levels. Our traditional sources of capital have been internally generated cash, bank borrowings and seller-provided financing of land acquisitions. We have incurred substantial indebtedness in the past and expect to incur substantial indebtedness in the future to fund our operations and our investment in land.

Sources and Uses of Cash

First Quarter 2002 versus First Quarter 2001

During the first three months of 2002, we generated $6.0 million of cash flow from operations before expenditures on real estate inventories. Our real estate inventories increased by $15.3 million because homes under construction increased by $23.0 million and land and land development costs declined by $8.3 million. We utilized cash from operations together with $8.2 million of borrowings under our bank credit facility to finance the increase in real estate inventories.

During the first three months of 2001, we generated $4.8 million of cash flow from operations before expenditures on real estate inventories. Our real estate inventories increased by $23.8 million because homes under construction increased by $22.7 million and land and land development and other costs increased by $1.1 million. We utilized cash from operations together with $19.7 million of borrowings under our bank credit facility to finance the increase in real estate inventories.

For the Three Year Period Ended December 31, 2001

During 2001, we generated $27.7 million of cash flow from operations before expenditures on real estate inventories. Our real estate inventories increased by $43.2 million because homes under construction grew by $25.1 million and land and land development and other costs increased by $18.1 million. We utilized cash from operations together with $25.8 million of borrowings under our bank credit facility to finance the increase in real estate inventories.

During 2000, we generated $15.9 million of cash flow from operations before expenditures on real estate inventories. Our real estate inventories grew by $25.9 million because homes under construction increased by $6.4 million and land and land development and other costs increased by $19.5 million. We utilized cash from operations together with $13.4 million of borrowings under our bank credit facility to finance the increase in real estate inventories.

During 1999, we generated $7.2 million of cash flow from operations before expenditures on real estate inventories. Our real estate inventories increased by $32.7 million because homes under construction grew by $9.4 million and land and land development and other costs increased by $23.3 million. We utilized cash from operations together with $31.9 million of borrowing under our bank credit facility to finance the increase in real estate inventories.

Real Estate Inventories

We are currently developing approximately 90% of the communities in which we are building homes. We generally do not purchase land for resale. We attempt to maintain a land inventory sufficient to meet our anticipated lot needs for the next three to five years. At March 31, 2002, we owned lots or land that could be developed into approximately 7,900 lots, including 550 lots in Louisville, Kentucky. We controlled through option agreements or contingent contracts approximately 7,100 additional lots, including 300 lots in Louisville, Kentucky. During first quarter 2002, we exercised options to purchase 806 lots, including 84 lots in Louisville, Kentucky. These option agreements expire at varying dates through September 2009. We decide whether to exercise any particular option or otherwise acquire additional land based upon our assessment of a number of factors, including our existing land inventory at the time and our evaluation of the future demand for our homes. Our real estate inventories at March 31, 2002 were $244.9 million, consisting primarily of $126.0 million of land and land under development and $114.7 million of homes under construction.

We selectively enter into joint ventures with other homebuilders to own and develop communities. The participants in the joint ventures acquire substantially all of the lots developed by the joint ventures and fund the development costs of the joint ventures. In certain cases, we may be liable under debt commitments within the particular joint venture. As of March 31, 2002, we were party to a joint venture that finances its own development activities. We have guaranteed the obligations under the joint venture's loan agreement up to $1.2 million, representing our one-half interest. At March 31, 2002, the joint venture had $1,933,000 in loans outstanding of which our portion was $966,500.

On March 31, 2002, we had 229 single-family inventory homes in various stages of construction, representing an aggregate investment of $18.4 million, compared to 150 inventory homes in various stages of construction, representing an aggregate investment of $11.7 million on March 31, 2001. The expansion of our recently-introduced Independence Series of homes was the major reason for the increase in the number of inventory homes. We do not include inventory homes in sales or backlog.

Land Purchase Commitments

On March 31, 2002, we had commitments to purchase residential lots and unimproved land at an aggregate cost of $9.5 million, net of approximately $300,000 in good faith deposits, and secured by $800,000 of letters of credit. We intend to purchase this land over the next few years. On March 31, 2002, we also had $80.2 million of cancelable obligations to purchase residential lots and unimproved land, net of $1.1 million in good faith deposits, and secured by $1.9 million of letters of credit. Cancelable obligations consist of options under which we have the right but not the obligation to purchase land and contingent purchase contracts under which our obligation to purchase land is subject to the satisfaction of zoning, utilities, environmental, title or other contingencies. We expect to purchase most of the residential lots and unimproved land that we have under contract, provided we can obtain adequate zoning and if no other significant obstacles to development arise. We expect to fund our land acquisition and development obligations from internally generated cash and from the borrowing capacity under our bank credit facility.

Inflation and Other Cost Increases

We are not always able to reflect all of our cost increases in the prices of our homes because competitive pressures and other factors sometimes require us to maintain or discount those prices. While we attempt to maintain costs with subcontractors from the date a sales contract with a customer is accepted until the date construction is completed, we may incur unanticipated costs which cannot be passed on to the customer. For example, delays in construction of a home can cause the mortgage commitment to expire and can require us, if mortgage interest rates have increased, to pay significant amounts to the mortgage lender to extend the original mortgage interest rate. In addition, during periods of high construction activities, we may incur additional costs to obtain subcontractors when certain trades are not readily available, which additional costs can result in lower gross profits.

Debt

On December 31, 2001 we entered into an Amended and Restated $175.0 million Senior Unsecured Revolving Credit Facility (the "Bank Facility"). Eight banks participate in the Bank Facility, led by Huntington National Bank which serves as the Administrative Agent and Issuing Bank under the Bank Facility. For a more detailed description of the Bank Facility, including restrictions on our business activities, see Note 7 to the Consolidated Financial Statements.

The Bank Facility provides for a variable rate of interest on our borrowings. The variable rate is the three month LIBOR rate plus a margin based on our interest coverage ratio that ranges from 1.75% to 2.5% and is determined quarterly. In order to reduce the risks caused by interest rate fluctuations, we have entered into interest rate swap contracts that fix the interest rate on a portion of our borrowings under the Bank Facility. Additional information regarding our interest rate swap contracts is set forth below under the heading "Quantitative and Qualitative Disclosures About Market Risk."

As of March 31, 2002, we were in compliance with all Bank Facility covenants and had $32.4 million available under the Bank Facility, after adjustment for borrowing base limitations. Borrowing availability under the Bank Facility could increase, depending on our use of the proceeds of borrowings under the Bank Facility.

As of March 31, 2002, we had seller-provided term debt of $1.8 million that we used to finance one of our land acquisitions. The interest rate on this debt as of March 31, 2002 was 8.0%.

The following is a summary of our contractual cash obligations and other commercial commitments at March 31, 2002 (in thousands):

| | | Payments Due by Period | | | |
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Term Obligations:					
Note payable, banks	$139,688	$ —	$ —	$139,688	$ —
Term debt	591	591	—	—	—
Capital lease obligations	1,231	413	818	—	—
Operating leases	7,688	2,316	4,817	555	—
Land purchase commitments	9,809	4,624	5,185	—	—
Total contractual cash obligations	$159,007	$ 7,944	$10,820	$140,243	$ —

| | | Amount of Commitment Expiration Per Period | | | |
	Total Amounts Committed	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Other Commercial Commitments:					
Letters of credit	$ 2,004	$ 1,690	$ 314	$ —	$ —
Performance bonds	25,057	17,266	7,679	97	15
Guarantees	967	967	—	—	—
Cancelable land contracts	81,404	34,996	38,025	8,383	—
Total commercial commitments	$109,432	$54,919	$46,018	$ 8,480	$ 15

Quantitative And Qualitative Disclosures About Market Risk

As of March 31, 2002, we have entered into five interest rate swap contracts with an aggregate notional amount of $70 million, as reflected in the table below. We enter into swap contracts to minimize earnings fluctuations caused by interest rate volatility associated with our variable rate debt. The swap contracts allow us to have variable rate borrowings and to select the level of fixed rate debt for the Company as a whole. Under the swap contracts, we agree with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate amounts calculated by reference to an agreed notional amount. The level of fixed rate debt on March 31, 2002, after considering the effect of the swap contracts, is approximately 50.0% of total outstanding borrowings under our bank credit facility. We do not enter into derivative financial instrument transactions for speculative purposes. The swap contracts are more fully described below:

Notional Amount	Start Date	Maturity Date	Fixed Rate
$10 million	May 6, 1998	May 6, 2003	5.96%
$20 million	Dec. 14, 2000	Jan. 12, 2004	5.98%
$20 million	Jan. 12, 2001	Jan. 12, 2005	5.58%
$10 million	Mar. 8, 2001	Mar. 8, 2004	5.16%
$10 million	Sept. 12, 2001	Sept. 12, 2004	4.54%

The following table presents descriptions of the financial instruments and derivative instruments that we held at March 31, 2002. For the liabilities, the table presents principal calendar year cash flows that exist by maturity date and the related average interest rate. For the interest rate derivatives, the table presents the notional amounts and expected interest rates that exist by contractual dates. Interest on our variable rate liabilities is LIBOR plus a variable margin ranging from 1.75% to 2.50%. Cash flows for interest on the $70.0 million of the variable rate liabilities subject to interest rate derivatives is the contractual average pay rate plus the variable margin (2.0% for the three months ended March 31, 2002 and 2001). The notional amount is used to calculate the contractual payments to be exchanged under the contract. The fair value of the variable rate liabilities at March 31, 2002 and 2001 was $139,688,000 and $125,373,000, respectively. During the three months ending March 31, 2002, the fair value of the interest rate contracts increased by $1.0 million, reducing the fair value loss from $3.0 million at December 31, 2001 to $2.0 million at March 31, 2002. We do not expect the loss at March 31, 2002 to be realized because we expect to retain the swap contracts to maturity. All dollar amounts are in thousands.

	2002	2003	2004	2005	TOTAL 2002	2001
Liabilities						
Variable rate				$139,688	$139,688	$125,373
Average interest rate				6.00%	6.00%	8.15%
Interest Rate Derivatives						
Notional amount	$70,000	$70,000	$60,000	$ 20,000	$ 70,000	$ 60,000
Average pay rate	5.44%	5.44%	5.32%	5.58%	5.44%	5.67%
Average receive rate	1.89%	1.89%	1.89%	1.83%	1.89%	5.55%

Recently Issued Accounting Pronouncement

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends FASB Statement No. 13, "Accounting for Leases," regarding the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also makes various technical corrections to other authoritative pronouncements. The provisions of SFAS No. 145

related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. We are in the process of evaluating the impact on our consolidated financial statements of the adoption of SFAS No. 145.

Critical Accounting Policies

The foregoing Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, including the related Notes, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates including those related to real estate inventories, warranty obligations, and construction costs for homes closed. We base these estimates on historical trends and experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

- Reserves to reduce our real estate inventories to net realizable value are recorded using several factors including management's plans for future operations, recent operating results and projected cash flows. These projected cash flows reflect assumptions related to expected future demand and market conditions. The adequacy of our reserves could be materially affected by changes in market conditions.

- Estimates for construction costs for homes closed are recorded in the period when the related home is closed. These estimates are based on detailed budgets for each home and historical experience and trends. If actual costs change, significant variances may be encountered.

- Reserves for the estimated cost of homes under warranty are recorded in the period in which the related home is closed and are based on historical experience and trends. Should actual warranty experience change, revisions to the estimated warranty liability would be required.

- Estimates for the costs to complete land development are recorded upon completion of the related land development project. Estimates for land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each community and are based on detailed budgets for the land development project and historical experience and trends. If actual costs or the total number of lots developed changes, significant variances may be encountered.

- Estimates for capitalized overhead and interest costs are recorded in real estate inventories for interim financial reporting purposes. Annualized capitalization rates for indirect overhead and interest are determined by estimating the total current year projected development costs, indirect construction costs, interest, closings and ending inventory. If actual costs change, significant variances to quarterly results may be encountered.

OUR BUSINESS

General

We are a leading builder of high-quality, single-family homes in Central Ohio and Louisville, Kentucky. Our customer-driven focus targets entry-level and move-up home buyers. We offer three distinct series of homes that are differentiated by price, size, standard features and available options. Our homes range in price from approximately $100,000 to $300,000 and in size from approximately 1,000 to 3,000 square feet. For the year ended December 31, 2001, we delivered 2,054 homes generating revenues of $395.7 million and net income of $15.1 million.

We trace our homebuilding roots to 1952 when Donald A. Borror, our current Chairman Emeritus, built his first home in Columbus, Ohio. Donald Borror and the Borror family grew the homebuilding business and operated it as part of the homebuilding and related divisions of BRC. We were organized as an Ohio corporation in October 1993 under the name Borror Corporation in anticipation of our initial public offering, which we completed in March 1994. In connection with the initial public offering, we acquired from BRC, our predecessor company and our largest shareholder, its homebuilding operations. BRC is primarily owned and is controlled by the Borror family. See "Certain Information Regarding the Selling Shareholder." In May 1997, we changed our name to Dominion Homes, Inc.

During the five-year period ending December 31, 2001, our revenues increased at a compounded annual growth rate of 17.6%, and our earnings per diluted share increased at a compounded annual growth rate of 29.2%.

Our Markets

We build homes in two markets, Central Ohio and Louisville, Kentucky. These markets have been stable, with diverse economic and employment bases. Based on market share, we are one of the largest homebuilding companies in each of our markets.

In 2001, we captured a 24.0% share in the Central Ohio market, according to an independent survey based upon the number of new homes delivered in Central Ohio. Columbus is the capital of Ohio, the county seat of Franklin County and the largest city in Ohio. The Columbus Metropolitan Statistical Area (the "Columbus MSA") has a population of approximately 1.5 million. From 1990 to 2000, the population in the Columbus MSA grew 14.5%. Over the past five years, employment in the Columbus MSA has increased by 8.2% and the annual unemployment rate has averaged 2.7%. During this period, the national unemployment rate has averaged 4.5%. As of April 2002, the unemployment rate in the Columbus MSA was 4.1% and the national average was 6.0%. Columbus is the home of The Ohio State University. In addition, a number of notable organizations have their headquarters in Central Ohio, including Honda of America Manufacturing, Inc., American Electric Power Company, Inc., The Limited, Inc., Nationwide Insurance Company, Wendy's International, Inc., Battelle Memorial Institute, The Scotts Company and Cardinal Health, Inc. We build homes in all of the counties in the Columbus Metropolitan Statistical Area which currently includes Franklin, Pickaway, Madison, Fairfield, Delaware and Licking Counties (the "MSA Counties"). We also build homes in Union County. References in this prospectus to Central Ohio mean the MSA Counties and Union County.

In 1998, we expanded into Louisville, Kentucky because of Louisville's proximity to Central Ohio, its strong economy, its lack of builders with dominant market share, its available land supply and subcontractor base and its acceptance of product offerings similar to our Central Ohio product offerings. In 2001, we were one of the largest homebuilders in Louisville based on market share as determined by an independent survey. The Louisville Metropolitan Statistical Area (the "Louisville MSA") has a population of approximately 1.0 million. From 1990 to 2000, the population in the Louisville MSA grew 8.1%. Over the past five years, employment in the Louisville MSA has increased by 3.1% and the annual unemployment rate has averaged 3.7%. As of April 2002, the unemployment rate in the Louisville MSA was 4.8%. Louisville is the home of the University of Louisville and headquarters for major corporations such as Humana, Inc. and KFC Corporation. Other major employers in Louisville include GE Appliance, Ford Motor Company and United Parcel Service, Inc. The Louisville MSA consists of Jefferson, Oldham and Bullitt Counties in Kentucky and Scott, Harrison, Floyd and Clark Counties in Southern Indiana.

Our Strategy

Primary Focus on Entry-Level and First-Time Move-Up Markets

We focus on providing high-quality, affordably priced single-family homes primarily for entry-level and first-time move-up home buyers. We currently offer three distinct series of homes which are differentiated by price, size, standard features and available options.

- *Independence Series*—Our Independence Series, a neo-traditional housing concept that we introduced in late 2000, targets entry-level home buyers. We offer nine home designs in this series ranging in price from approximately $100,000 to $150,000 and in size from 1,000 to 1,600 square feet. This series consists of detached, single-family homes located in condominium communities with the look, feel and privacy of homes in traditional neighborhoods. These communities maximize our land use and can be developed more efficiently at reduced costs. Our Independence Series has expanded the potential customer base that can afford our homes. Based on currently available financing, homes in our Independence Series can be purchased by qualified purchasers having annual incomes as low as $25,000.

- *Celebration Series*—Our Celebration Series, which is our most popular series, targets entry-level and first-time move-up home buyers. We offer 24 single-family traditional home designs in this series ranging in price from approximately $130,000 to $200,000 and in size from 1,200 to 2,300 square feet. During 2001, we simplified and value engineered our then existing mid-priced product offerings. The result was the creation of the Celebration Series. Homes in our Celebration Series are efficiently designed and incorporate many popular features that are typically offered as options by our competitors. Standardizing these features results in efficiencies that lower the overall cost of our homes and provides us with a competitive price advantage. We began offering the Celebration Series for sale in December 2001.

- *Tradition Series*—Our Tradition Series, with styles ranging from contemporary to traditional designs, targets move-up home buyers. We offer 18 home designs in this series ranging in price from approximately $170,000 to $300,000 and in size from 2,000 to 3,000 square feet. These home designs incorporate many semi-custom features and offer a variety of options from which to choose. As we did with our Celebration Series, we expect to complete, in 2002, a redesign of our Tradition Series to obtain similar cost and building efficiencies.

Control of the Development and Building Process

Land Acquisition and Development. One of our key strengths is our ability to identify and economically acquire land to be developed for our homebuilding operations. We currently develop approximately 90% of the communities in which we build homes. This practice enables us to: (1) improve our profit margins by reducing the cost of finished lots, (2) maintain an adequate supply of finished lots to meet market demand, (3) control the details of development in order to create a distinctive look and feel in our communities and (4) streamline and coordinate the construction process.

We believe that our understanding of our homebuilding markets gives us an advantage in identifying and acquiring unimproved land with good market potential. In considering the suitability of unimproved land for development, we review factors such as: (1) availability of existing community services such as sewers, water, gas and electricity, (2) estimated costs of development, (3) the quality of school systems, (4) population growth patterns, (5) proximity to developed residential and retail areas, (6) employment growth rates, (7) anticipated absorption rates for new housing and (8) availability of transportation.

To limit our risk, we attempt to control land through the use of option and contingent purchase contracts. These contracts condition our obligation to purchase land subject to our review and approval of such matters as zoning, utilities, soil and subsurface conditions, environmental and wetland conditions, title matters, economic feasibility of development and other property-related criteria. We generally do not acquire unimproved land until necessary environmental studies and zoning permits have been obtained and the land is served by utilities. Our engineering and design professionals plan and engineer the land and oversee the construction of streets, sewers, water and drainage facilities and other improvements to meet our specifications.

In developing land, we are required by some municipalities and other governmental authorities to provide letters of credit or performance bonds to secure performance of our obligations to install sewers, streets and other improvements. At March 31, 2002, we had an aggregate of $27.1 million of letters of credit and performance bonds outstanding for these purposes. We do not believe that any of the outstanding letters of credit or performance bonds is likely to be drawn upon.

Through our control over the details of development, from the design of each community entryway to the placement of streets and amenities, we create in each of our communities a distinctive look and feel. We generally complete the sale of homes in our communities in time periods that range from three to five years from first to last sale, with smaller communities generally taking less time to complete than larger communities. Certain large communities can take more than five years to complete. In addition, we typically incorporate a homeowners' association to ensure the continued maintenance of the common areas after the community is developed.

Our Independence Series communities provide detached single-family homes in condominium communities. This concept maximizes the use of land and reduces development costs. Land use is maximized through increased density of homes in the community and more efficient access to individual homes. Development costs are reduced through simplified infrastructure design and placement. The common areas in these communities are owned and maintained by an association.

We selectively enter into joint ventures with other homebuilders to own and develop communities. Development costs of the joint ventures generally are funded by the participants. In certain cases, we may be liable under debt commitments within the particular joint venture. At March 31, 2002, we were actively participating in twelve joint ventures. One of the joint ventures has obtained financing which is secured by mortgages on the joint venture property, of which our share of the debt commitment is $1.2 million.

Land inventory owned by us consists of either (1) land titled in our name or (2) our pro rata share of land that is titled in the name of one of our joint ventures. Land inventory controlled by us consists land which we have committed to purchase or have the right to acquire under contingent purchase and option contracts.

The following table sets forth our land inventory as of March 31, 2002:

Land Inventory	Finished Lots	Lots Under Development	Unimproved Land Estimated Lots	Total Estimated Lots
Land we own:				
Central Ohio	912	1,198	5,220	7,330
Louisville, Kentucky	129	139	286	554
Land we control:				
Central Ohio	—	—	6,726	6,726
Louisville, Kentucky	—	—	338	338
Total	1,041	1,337	12,570	14,948

Home Building Process.   To further improve our building efficiencies and to better control our supply and cost of raw materials, we operate our own lumber and construction products distribution center (the "Distribution Center"). The Distribution Center enables us to provide just-in-time delivery of materials to our Central Ohio jobsites and to purchase high-quality lumber products and other building materials, including shingles, doors and windows, directly from mills and wholesalers at prices not available to many of our competitors. We sometimes purchase lumber for delayed delivery to ensure adequate supply and predictable costs. Substantially all of the lumber and other building materials maintained at the Distribution Center during 2001 were exclusively for our use. In addition to buying and delivering building materials, most of the floor trusses used in our Central Ohio homes are manufactured at the Distribution Center.

We act as the general contractor for the construction of our homes. Our construction superintendents, together with the construction managers to whom they report, monitor construction, coordinate the activities of subcontractors and suppliers, maintain quality and cost controls and monitor compliance with zoning and building codes. We use subcontractors to minimize our employment cost, equipment and building supply inventory. This practice also increases our flexibility in responding to changes in the demand for housing. We have longstanding business relationships with many of our subcontractors. These relationships, combined with our building volume, year round construction schedule and efficient home designs, have enabled us to negotiate favorable agreements with our subcontractors and allow us to better control the costs of skilled labor.

We have information and administrative systems to support our construction operations. These systems allow us to control construction costs by providing us the information necessary to monitor subcontractor performance and expenditures on each home. Subcontracted work is authorized by work orders. The cost of deviations from the work order must be approved for payment by our construction superintendents and we investigate significant cost variances. These information systems also integrate our sales reporting, contract management and material distribution systems into the construction process.

Although we generally do not start construction of a Celebration or Tradition Series home until we have obtained an executed sales contract, we start construction of a limited number of homes without a sales contract. We do this selectively in anticipation of seasonal demand and to attract customers, such as corporate transferees, who need homes in 60 to 90 days. An inventory home is also created when a sales contract is cancelled after construction has commenced, including because a contingency has not been satisfied. In addition, the production method used to build our Independence Series homes dictates that we start a limited number of these homes without a sales contract. We then normally obtain sales contracts on these inventory homes early in the construction process. At March 31, 2002, we had 229 inventory homes in various stages of construction. We also start the foundation of homes on a strategic and selective basis during the fall and early winter in order to moderate the effects of weather on the building process. These foundations are not included in the number of inventory homes we report.

"The Best of Everything®" Philosophy

We market our customer-driven focus as "The Best of Everything." As part of this philosophy, we build affordable homes with high-quality materials and construction practices, and we provide our home buyers with a high level of customer service.

Marketing and Sales.   We have an extensive targeted marketing plan which includes advertising by broadcast, newspapers, magazines, direct mail and billboards. Our advertising typically emphasizes the quality of our homes, the location of our communities, the brand name components used in our homes, the wide variety of our home styles and the longevity of the Company. We believe these factors differentiate our products and reinforce our "Dominion Homes-The Best of Everything®" brand awareness program. According to a third party survey conducted during 2001, over 95% of Central Ohio respondents recognized the Dominion Homes® brand.

We conduct our home sales from more than 40 furnished model homes located throughout Central Ohio and Louisville, Kentucky, and from two Dominion HomeStores® in Central Ohio. We employ more than 50 trained sales representatives who help prospective buyers select a home design in one of over 50 communities. Our sales representatives are trained to fully explain the features and benefits of our homes, the available mortgage financing opportunities and the construction process, and to determine which home design best suits the customer's needs. We devote significant attention to the continued training of our sales representatives to assure high levels of professionalism and product knowledge. Our sales representatives are Company employees and are compensated on a commission-only basis. We believe that the use of an in-house sales staff allows for a more knowledgeable sales presentation and enables us to communicate a consistent message to our customers.

We encourage independent realtor participation in the home sales process because realtors often introduce our homes to customers who might not otherwise consider purchasing a new home. In order to facilitate enhanced real estate broker participation, we maintain two sales offices, each known as The Dominion HomeStore®, that primarily focus on sales through the realtor community. In 2001, our Dominion HomeStore generated more than $75 million in sales.

Occasionally, we use promotional and sales incentives, such as discounts on the purchase price of our homes, to market our products. We also offer discounts to previous purchasers of our homes, to our vendors, to our own employees and to select companies through our "Best Benefit" program.

Quality Homes and Communities.   Our more than 50 communities offer customers a wide-range of choice in neighborhood features such as schools, bicycle and jogging trails, walking paths, park areas, playgrounds and swimming facilities. We believe that our homes have more standard features than any competitor selling at comparable prices in our markets. Every Dominion Home includes a front porch, maintenance-free exterior, two-car garage, cathedral ceiling, air conditioning, all major kitchen appliances and fully sodded yard. We use nationally recognized and industry leading brand name components in constructing our homes. These components include Andersen® wood windows, the Kohler® family of bathroom and kitchen fixtures, Trane® natural gas furnaces, Armstrong® flooring, General Electric® appliances, Wilsonart® decorative laminate and Aristokraft® cabinets.

As part of our "Gold Medal" quality assurance program, every home we build undergoes eight separate inspections by our construction personnel. As part of this program members of our senior management also inspect randomly selected homes on a monthly basis. We offer a comprehensive warranty program that features a two-year warranty covering the roof, windows, doors and all mechanical elements of our homes, including the heating, plumbing and electrical systems. We also offer a 30-year warranty covering all major structural components. The structural warranty on each home is automatically transferred to subsequent owners of the home. We also transfer to our customers all warranties provided by manufacturers and suppliers.

Customer Financing.   Through our mortgage financing services subsidiary, Dominion Homes Financial Services, Ltd., we assist virtually all of our customers in obtaining mortgages to finance the purchase of their homes. We began providing mortgage financing services during the second quarter of 2000. We do not provide mortgage financing to our customers and, consequently, do not bear the interest rate and market risks associated with making mortgage loans. Our services include loan application counseling and processing and placement of mortgages, through an agent, to a number of third-party mortgage lenders.

We offer to our customers a number of attractive loan options that include interest rate buy downs and payment of the customer's loan origination fees, rate commitment fees, discount points and some closing fees. We currently offer a "no money down" program to purchasers of our Independence and Celebration Series homes. This no money down program is provided through the Nehemiah Corporation and is permitted by the U.S. Department of Housing and Urban Development. The Nehemiah program allows a home buyer to receive gift funds from the Nehemiah Corporation to be used as a down payment. We are obligated to make a contribution to the Nehemiah Corporation that is slightly above the amount of the gift to the home buyer. We aggressively market the Nehemiah program because it enables us to sell homes to entry-level home buyers who otherwise would not have the down payment necessary to qualify for mortgage financing. A significant percentage of our home buyers in 2001 participated in the Nehemiah program. See the discussion of the Nehemiah program under "Risk Factors—We are dependent upon the availability and affordability of residential mortgage financing."

A majority of our homes are financed under Federal Housing Administration ("FHA") or Department of Veteran Affairs ("VA") mortgage programs. In comparison to conventional financing, FHA and VA financing generally allows customers to purchase homes with a higher percentage of their incomes directed toward housing expenses and with lower down payments. FHA and VA financing rules are also generally more liberal in the amount of points and closing costs that the seller may pay. At March 31, 2002, the maximum dollar amount for FHA mortgages was $208,801 in the Columbus MSA, $144,336 in Union County and $180,405 in the Louisville MSA.

We sell our homes using standard sales contracts. These contracts generally require the home buyer to make a $500 deposit when the purchaser signs the contract and to pay the balance of the cash down payment at the start of construction. Our "no money down" program requires the customer to make an initial deposit of $250 when the contract is executed and a second $250 deposit when the customer's loan is approved. Both of these deposits are returned to the home buyer upon the successful closing of the home.

Customer Communication.   Our website provides an additional means to market our products and communicate with our customers. Through our website, a potential home buyer can take virtual tours of models and search our home inventory by specifying size, location, amenities and price. Additionally, a home buyer can submit mortgage applications online to our mortgage financing services subsidiary. In 2001, we upgraded our website to allow our home buyers to communicate with their sales representatives and construction superintendents, and to monitor construction progress.

Most of our closings are performed by our affiliated title insurance agencies. Alliance Title Agency, Ltd. ("Alliance") provides title insurance for most of our home closings in Central Ohio. Alliance is an Ohio limited liability company of which we own 49.9%, the maximum percentage allowable under Ohio law. Our wholly-owned subsidiary, Alliance Title Agency of Kentucky, LLC, a Kentucky limited liability company, began providing title insurance for our Louisville, Kentucky home closings in early 2002. We believe that maintaining affiliated title insurance agencies facilitates quick and convenient closings. The title insurance agency personnel are trained to have a basic understanding of our home construction process and "The Best of Everything" philosophy. We also believe that having affiliated title insurance agencies and a mortgage financing services subsidiary enhances the communication between them.

On two different occasions after a home closing, we survey our customers and invite them to complete a questionnaire that rates their sales representative, construction superintendent, decorating consultant and loan counselor. The questionnaires also provide other information regarding the customers' homebuilding experience. We use the information obtained from these questionnaires to refine our product offerings.

Value Engineering

We have enhanced "The Best of Everything" philosophy through our innovative approach to home design and construction. We use simplified architectural designs with fewer available options, but with more standard features and amenities than are normally found in new homes at comparable prices. This approach enables us to use standard-sized building materials and reduces construction deviations and change orders. On an ongoing basis, we work closely with our vendors to further refine and standardize our building material needs, enabling us to realize additional cost and supply efficiencies. This focus on the design and construction process allows us to deliver to our customers affordably priced homes with more consistent quality and shorter construction times.

Our design work is performed by our full-service architectural department. Each home design is value engineered for greater efficiency in the building process and to lower the cost to the home buyer. On an ongoing basis, the architectural department uses its knowledge of our markets and feedback from our customers to create new designs and modify existing designs to keep pace with changing consumer tastes and preferences. The architectural department uses computers and computer graphics that provide flexibility in creating new designs, modifying existing designs and accurately estimating the materials required for any particular design. We currently are applying these principles to the redesign of the homes in our Tradition Series.

Growth Opportunities

We believe that there are opportunities for continued growth in our Central Ohio and Louisville, Kentucky markets. We continue to identify and economically acquire property to provide lots for future homebuilding. Through the introduction of affordably priced product offerings, such as our Independence Series, we will continue to expand the potential customer base that can afford our homes. We believe that the entry-level and move-up buyer markets will provide a consistent, stable demand for our homes.

We also continually evaluate opportunities to expand into new markets. We consider expansion opportunities through either creating a start-up operation or acquiring an existing homebuilding company. We look for new markets that have many of the following characteristics:

- *Location in the Midwest.* We believe that expanding in this geographic region will present us with the best opportunity to successfully export our existing community development concepts and more easily manage our expanded operations.

- *Potential for economies of scale.* Our expansion strategy targets those markets where we believe significant growth opportunities exist. Our operating strategy emphasizes efficiencies derived from economies of scale, which ultimately requires a substantial commitment of capital. Therefore, pursuant to our expansion strategy, we consider entering markets where we believe that the opportunity for growth justifies the commitment of capital and presents the possibility of achieving operating efficiencies.

- *A highly fragmented homebuilder market.* We characterize a highly fragmented homebuilder market as one having numerous homebuilders, but with no more than one homebuilder controlling greater than 10% of the market share. Highly fragmented markets present reduced barriers to entry and the opportunity to quickly assume a leading market share.

- *A stable and diverse economy.* The Central Ohio and Louisville, Kentucky economies are characterized by stable economic growth and diverse economic and employment bases. We believe this type of economy produces a more consistent demand for homes.

- *Demographics similar to our current markets.* We primarily target entry-level and first-time move-up home buyers. A substantial portion of the potential home buyers in our current markets are in these segments of the home buying population. By continuing to target these segments of the home buying market, we believe we can replicate the success we have achieved in our current markets.

- *Compatibility with our existing product offerings.* Our expansion strategy targets markets with existing homes that are compatible with our existing product offerings. We have been successful with our home designs in our current markets. We believe that introducing our current product offerings into new markets will reduce the risks inherent in offering home designs which may be incompatible with local tastes and preferences and will help us attain the construction efficiencies that result from our standardized home designs.

Intellectual Property

We have obtained federal registrations for the service marks Dominion Homes® and The Best of Everything®. We also use the service marks "The Dominion HomeStore" and "Dominion Homes Financial Services." Our application for federal registration of these service marks is pending. We have obtained or applied for design patents on many of our homes. We also either have obtained or applied for copyright registrations for both the architectural plans and the architectural works for virtually all of the homes that we build.

Employees

On March 31, 2002, we employed 498 individuals (including nine part-time employees) in Central Ohio and 33 individuals (including one part-time employee) in Louisville, Kentucky. In Central Ohio, we employed 189 individuals in construction, 112 in sales and marketing, 70 in the lumber and building materials distribution center, 14 in land development, 22 in mortgage financing services and 91 in management, professional services, administrative or clerical positions. In Louisville, we employed 14 individuals in construction, 11 in sales, one in land development and seven in management, administrative and clerical positions. Our employees are not represented by labor unions or covered by collective bargaining agreements. We believe our relationships with our employees and subcontractors are generally good.

Properties

We lease our 40,000 square foot corporate offices in Central Ohio from BRC. The lease was effective January 1, 1998, has a term of 12 years and a rental rate of $12.00 per square foot on a triple net basis. The lease contains two options to renew for periods of five years each at then-current market rates. The rental rates were established by an MAI appraiser commissioned by the Affiliated Transaction Review Committee of our board of directors, and confirmed in a review by a second MAI appraiser.

We own a lumber and construction products distribution center located on approximately six acres in Columbus, Ohio. The facility includes nine buildings, constructed of steel, wood or concrete block and contains approximately 75,000 square feet of space.

We lease from BRC an aggregate of 15,750 square feet of commercial space in Central Ohio. We use this space for our decorating studio, centralized sales office and mortgage financing services company. The weighted average lease rate of this space is $11.00 per square foot. Our Affiliated Transaction Review Committee approved each of the leases after review of a report by an independent MAI appraiser. We also lease, from non-affiliated parties, approximately 4,185 square feet of commercial space in Louisville, Kentucky for our Louisville, Kentucky homebuilding operations and 1,200 square feet of warehouse space in Central Ohio for our model furnishings inventory.

We have entered into a program with a non-affiliated party to sell and lease back many of our model homes. At December 31, 2001, we had 36 model homes in Central Ohio and Louisville, Kentucky under lease with this program. These leases have one-year terms and, thereafter, become month-to-month leases, renewing at our option.

Legal Proceedings

We are involved in various legal proceedings that arise in the ordinary course of business, some of which are covered by insurance. In the opinion of our management, there are no currently pending proceedings that will have a material adverse effect on our financial condition or results of operations.

Other Information

Information regarding seasonality, our practices regarding working capital items and backlog orders is contained in the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Information regarding the availability of labor and raw materials, competition and governmental regulation affecting our business is contained in the discussion under "Risk Factors—Material or labor shortages can adversely affect our business," "—The homebuilding industry is highly competitive" and "—Governmental regulations and environmental considerations affect us in many ways."

MANAGEMENT

Directors, Executive Officers and Certain Other Key Employees

Our directors, executive officers and certain other key employees are listed below.

Name	Age	Positions Held
Directors and Executive Officers		
Donald A. Borror	72	Chairman Emeritus and Director
Douglas G. Borror	46	Chairman of the Board, Chief Executive Officer and Director
Jon M. Donnell	42	President, Chief Operating Officer and Director
David S. Borror	44	Executive Vice President and Director
Terry E. George	58	Senior Vice President and Treasurer
Robert A. Meyer, Jr.	48	Senior Vice President, General Counsel and Secretary
Peter J. O'Hanlon	43	Senior Vice President—Finance and Chief Financial Officer
Pete A. Klisares	66	Director
Gerald E. Mayo	69	Director
C. Ronald Tilley	66	Director
Certain Other Key Employees		
Karl E. Billisits	36	Executive Vice President—Construction Operations
Stephan M. George	45	Executive Vice President and President—Louisville Subsidiary
Jack L. Mautino	38	Executive Vice President—Sales
Lori M. Steiner	43	Senior Vice President—Strategy and Communications

Background and Experience of Directors, Executive Officers and Certain Other Key Employees

References to us in the following biographies for periods of time prior to March 9, 1994, refer to the homebuilding divisions of BRC which were transferred to us in connection with the initial public offering of our common shares. See "Certain Information Regarding the Selling Shareholder—Description and Ownership of BRC."

Donald A. Borror has served on our board of directors since 1978, and has served as our Chairman Emeritus since July 1999. He served as our Chairman from 1978 through July 1999, and as our President from 1977 to March 1987. Mr. Borror has been involved in the homebuilding business since 1952 and founded our homebuilding business in 1976. He has a Bachelor of Arts degree from The Ohio State University and a Juris Doctor degree from The Ohio State University College of Law.

Douglas G. Borror has served on our board of directors since January 1984, as our Chairman since July 1999, and as our Chief Executive Officer since September 1992. He also served as our President from March 1987 through July 1999, and as our Chief Operating Officer from September 1992 through September 1996. Since December 2000, Mr. Borror has also served as Executive Vice President of BRC. He also serves on the Board of Trustees of The Ohio State University and on the Boards of Directors of Columbia Gas of Ohio, Inc., The Huntington National Bank and Command Alkon Incorporated. Mr. Borror has a Bachelor of Arts degree from The Ohio State University.

Jon M. Donnell has served on our board of directors since May 1997, as our President since July 1999, and as our Chief Operating Officer since September 1996. He served as our Chief Financial Officer from August 1995 through June 1998, as our Treasurer from August 1995 through December 1995 and as our Executive Vice President from January 1996 through August 1996. From August 1995 through December 1996, Mr. Donnell also served as our Senior Vice President. Prior to joining us in 1995, he spent 11 years with the Del Webb Corporation, a national real estate development and homebuilding company, most recently as Vice President and Associate General Manager of Webb's Sun City Hilton Head community. Mr. Donnell is a Certified Public Accountant, and has a Bachelor of Science degree from the University of Arizona.

David S. Borror has served on our board of directors since 1985, and as our Executive Vice President since January 1988. He served as our Vice President from July 1985 until January 1988, and as our General Counsel from January 1988 to December 1993. Since December 2000, Mr. Borror has also served as President of BRC. He has a Bachelor of Arts degree from The Ohio State University and a Juris Doctor degree from The Ohio State University College of Law.

Terry E. George has served as our Senior Vice President since November 1993, and as our Treasurer since January 1996. He served on our board of directors from 1985 through May 1997, as our Controller from August 1995 to January 1996, and as our Operations Manager from October 1991 through August 1995. Mr. George has also served as Vice President and Treasurer of BRC since December 1996, and previously served as a Vice President of BRC from October 1987 to November 1993. Since December 2000, he has additionally served as Secretary of BRC. Mr. George also serves on the Board of Directors of First Community Bank. He has a Bachelor of Science degree from The Ohio State University and is a Certified Public Accountant in the State of Ohio.

Robert A. Meyer, Jr. has served as our Senior Vice President since January 1996, and as our General Counsel and Secretary since December 1993. He served as our Vice President from December 1993 through December 1995. Prior to joining us in 1993, Mr. Meyer was engaged in the private practice of law in the Columbus, Ohio office of Porter, Wright, Morris & Arthur, LLP from November 1978 to December 1993. He has a Bachelor of Science degree from Indiana University and a Juris Doctor degree from The Ohio State University College of Law.

Peter J. O'Hanlon has served as our Senior Vice President of Finance since January 2000, and as our Chief Financial Officer since June 1998. Prior to joining us in 1998, he was Controller of Gables Residential Trust, an Atlanta-based real estate investment trust, from 1993 through May 1998, and Chief Financial Officer of Wilson Company, an Atlanta-based privately-held holding company, from 1987 through 1992. Mr. O'Hanlon is a Certified Public Accountant. He has a Bachelor of Arts degree from Emory University and a Masters degree in Business Administration from Northwestern University.

Pete A. Klisares has served on our board of directors since 1994. He has served as Principal, MIGG Capital, an Ohio-based capital investment company, since October 1999. From August 1997 through June 1999, Mr. Klisares served as President and Chief Operating Officer of Karrington Communities, Inc. (now Sunrise Assisted Living), a Columbus, Ohio-based company engaged in the operation and construction of assisted living facilities. From August 1993 through December 1997, he served as Executive Vice President of Worthington Industries, Inc., a Columbus, Ohio-based steel processing company. Mr. Klisares is a member of the Board of Directors of The Huntington National Bank, Sunrise Assisted Living, and MPW Industrial Services Group, Inc. He has a Bachelor of Science degree in Economics and a Masters Degree in Labor and Management from the University of Iowa.

Gerald E. Mayo has served on our board of directors since 1994. Until his retirement in October 1997, he was a member of the Boards of Directors and the Chairman of the Midland Life Insurance Company, a Columbus, Ohio-based life insurance company, and Midland Financial Services, Inc., positions which he held for more than five years. Mr. Mayo also serves on the Boards of Directors of McKesson/HBOC and Depositor Assistance Corp. He has a Bachelor of Arts degree from Boston University.

C. Ronald Tilley has served on our board of directors since January 1996. In March 1996, he retired as Chief Executive Officer and Chairman of the Board of Directors of Columbia Gas Distribution Companies, an Ohio-based natural gas company, positions which he held for more than five years. Mr. Tilley has a Bachelor of Science degree from Concord College.

Karl E. Billisits has served as our Executive Vice President of Construction Operations since December 2000. He served as our Senior Vice President of Land Acquisition and Development from April 1999 through November 2000, as our Vice President of Engineering and Development from January 1999 through April 1999, as our Vice President of Engineering from May 1998 through January 1999, as our Director of Engineering from April 1997 through May 1998, and as our Engineer from April 1994 through April 1997. Prior to joining us in 1994, Mr. Billisits was employed as a consulting engineer with Bauer, Davidson & Merchant, a Columbus, Ohio-based consulting engineering firm. He has a Bachelor of Science degree in Civil Engineering from The Ohio State University, and is a Registered Professional Engineer in the States of Ohio, Kentucky and Michigan.

Stephan M. George has served as our Executive Vice President and as President of our Louisville, Kentucky subsidiary since December 2000. He served as our Executive Vice President of Operations from May 1999 through December 2000. Prior to joining us in 1999, Mr. George served as Chief Operating Officer of Silverman Building Company, a Farmington, Michigan-based homebuilding company, from March 1998 through April 1999, and Vice President of Operations of Cambridge Homes, Inc., a Libertyville, Illinois-based homebuilding company, from December 1987 to March 1998. He has a Bachelor of Science degree in Civil Engineering from Cornell University and a Masters degree in Business Administration from Loyola University.

Jack L. Mautino has served as our Executive Vice President of Sales since December 2000. He served as Senior Vice President and General Manager of our Louisville, Kentucky subsidiary from August 1998 through November 2000, as our Senior Vice President of Sales from May 1998 through August 1998, as our Vice President of Sales from October 1995 through August 1998, as a Sales Manager from December 1991 to December 1995, and as a Sales Representative from July 1990 to December 1991. Prior to joining us in 1990, Mr. Mautino was employed by Ryland Homes. He has a Bachelor of Science degree from Duquesne University.

Lori M. Steiner has served as our Senior Vice President of Strategy and Communications since January 1999. She served as our Senior Vice President of Marketing from May 1998 through December 1998, as our Vice President of Marketing from January 1995 through May 1998 and as our Marketing Director from September 1990 through January 1995. Ms. Steiner served as an account manager for Brooks Young Communications, a Columbus, Ohio-based regional advertising company, from March 1989 to September 1990. She has a Bachelor of Arts degree from Wittenberg University.

Employment Agreements

We have employment agreements with certain of our officers, including the following executive officers—Jon M. Donnell, our President and Chief Operating Officer, Robert A. Meyer, Jr., our Senior Vice President, General Counsel and Secretary, and Peter J. O'Hanlon, our Senior Vice President of Finance—that became effective as of January 1, 2001. Each employment agreement is for a term of three years, and provides for renewal annually for a three-year term unless we provide notice to the executive of our intention not to renew. We have not provided any such notice to Mr. Donnell, Mr. Meyer or Mr. O'Hanlon. Each employment agreement provides for a lump sum payment, and payment of 12 months' salary (or 18 months in the case of Mr. Donnell's agreement) payable through our ordinary payroll process, to the executive if we terminate his employment without cause or if the executive terminates his employment with good reason. Each employment agreement includes non-competition covenants effective for one year after termination. Each employment agreement also includes provisions that become effective upon a "change in control" which is defined as an event which results in either BRC failing to own at least 30% of the combined voting power of our outstanding voting securities, or both Donald Borror and Douglas Borror ceasing to be directors and officers. Upon a change in control, all employee benefit rights, including stock options, vest. In addition, if within two years of a change in control, the employment of the executive is terminated without cause, or if the executive terminates his employment with good reason, he would be entitled to certain benefits, including a lump sum payment equivalent to two years' salary, the payments he otherwise would have been entitled to receive had we terminated his employment without cause and without a change in control, and certain outplacement services.

Family Relationships

Douglas G. Borror, a director and our Chairman and Chief Executive Officer, and David S. Borror, a director and our Executive Vice President, are brothers. Donald A. Borror, a director and our Chairman Emeritus, is the father of Douglas G. Borror and David S. Borror. There are no other family relationships among our executive officers and/or directors.

CERTAIN INFORMATION REGARDING THE SELLING SHAREHOLDER

Description and Ownership of BRC

BRC was incorporated in 1946. In 1976, Donald Borror became the President and Chairman of the Board of BRC and began its homebuilding division. As part of the initial public offering of our common shares in 1994, BRC contributed substantially all of its homebuilding assets to us, we assumed substantially all of the liabilities relating to BRC's homebuilding business and we issued to BRC 3,882,000 common shares. At such time, BRC left the homebuilding business.

BRC is in the business of owning, managing and consulting on multifamily housing, commercial real estate and undeveloped real estate. Donald A. Borror, Douglas G. Borror, and David S. Borror, who are directors and executive officers of the Company, and Terry E. George, who is an executive officer of the Company, also are directors of BRC. David Borror, Douglas Borror and Mr. George also serve as President, Executive Vice President and Vice President, respectively, of BRC. Mr. George additionally serves as Secretary and Treasurer of BRC. The Borror family, directly and through its ownership of BRC, beneficially owns approximately 65.8% of our outstanding common shares.

BRC has issued and outstanding 94,860 Class A (voting) common shares and 273,195 Class B (non-voting) common shares, all of which are beneficially owned by members of the Borror family, in some cases through trusts for their benefit, and by Terry George. Through their ownership and control of BRC, such persons are in a position to control our Company. See "Principal and Selling Shareholders." The following table sets forth the share ownership of BRC:

Shareholders	Class A Shares	Percentage of Class A Shares	Class B Shares	Percentage of Class B Shares	Combined Total	Percentage of Combined
Donald A. Borror and Douglas G. Borror, Trustees, The Borror Stock Trust[1]	6,500	6.85%	13,475	4.93%	19,975	5.43%
Douglas G. Borror, Trustee of the Douglas G. Borror Revocable Trust[2]	43,099	45.43%	112,875	41.32%	155,974	42.38%
David S. Borror	23,328	24.59%	76,180	27.88%	99,508	27.04%
David S. Borror, Trustee, 1987 Irrevocable Qualified Subchapter S Trust[3]	16,114	16.99%	54,605	19.99%	70,719	19.21%
Terry E. George	5,819	6.13%	16,060	5.88%	21,879	5.94%
Totals	94,860		273,195		368,055	

[1] The Borror Stock Trust is a revocable trust established by Donald Borror pursuant to a trust agreement dated January 4, 1994 (the "Stock Trust"). The Stock Trust will expire upon the ten-year anniversary of Donald Borror's death or upon the death of Joanne Borror (Donald Borror's wife), whichever is later. After Donald Borror's death, Joanne Borror will be the beneficiary of the Stock Trust until her death (unless she predeceases Donald Borror) and each of Donald and Joanne Borror's children (Douglas and David Borror and Donna Myers) will be one-third remainder beneficiaries of the Stock Trust. Donald Borror and Douglas Borror are the joint trustees of the Stock Trust until the death or incapacity of either of them, whereupon the other of them will become sole trustee.

[2] The Douglas G. Borror Revocable Trust is a revocable trust established by Douglas Borror pursuant to a trust agreement dated June 18, 2001 (the "Revocable Trust"). During his lifetime, Douglas Borror is the sole trustee and beneficiary of the Revocable Trust. After the death of Douglas Borror, David S. Borror is the trustee, and Douglas Borror's children are the sole beneficiaries, of the Revocable Trust.

[3] The 1987 Irrevocable Qualified Subchapter-S Trust is an irrevocable trust established by Donald Borror pursuant to a trust agreement dated June 26, 1987 (the "Irrevocable Trust"). David Borror is the trustee of the Irrevocable Trust and Donna Myers (Donald and Joanne Borror's daughter and Douglas and David Borror's sister) is the sole beneficiary of the Irrevocable Trust. The Irrevocable Trust expires upon the death of Donald Borror.

BRC and its shareholders are parties to a Close Corporation Agreement (the "BRC Agreement") that governs the operation of BRC and certain relations among its shareholders. The BRC Agreement provides that all of the voting power of the BRC shares is to be exercised by a majority of the directors of BRC, all of whom will be elected by Donald Borror and Douglas Borror jointly until the death or incapacity of either of them and, thereafter, by the other of them solely. David Borror has the right to appoint the directors of BRC in the event Douglas Borror and Donald Borror are both deceased or incapacitated and, in such event, it is anticipated that David Borror will appoint an advisory committee of the then existing members of our Executive Committee to assist him with material decisions affecting BRC, including issues involving BRC's ownership of our common shares.

Under the provisions of the BRC Agreement, David Borror is required to be elected as a director of BRC as long as he continues to hold at least 10% of the shares of BRC, absent his removal for "cause" within the meaning of the BRC Agreement. As long as he continues to hold at least 10% of the shares of BRC and as long as BRC has the ability to elect at least two directors of the Company, BRC also is required to use its best efforts to elect David Borror as a director of the Company. The BRC Agreement generally prohibits the transfer of shares of BRC to persons who are not members of the Borror family unless certain procedures are followed. BRC is required to repurchase all of Terry George's shares in the event of his death or incapacity and has the right to purchase Terry George's shares at any time. BRC also is required to purchase a certain number of shares from the estates of Borror family members. Under certain conditions, Borror family members who are not employed by BRC have the right to require BRC to repurchase shares from them. In certain instances, the obligation of BRC to repurchase shares may be assumed by certain Borror family shareholders.

Transactions with BRC and Related Persons

We have an internal policy that requires transactions with our affiliates be on terms no less favorable to us than those reasonably available from unrelated third parties. Our policy also requires all material transactions with affiliates to be approved by a majority of our independent directors. These transactions require an independent appraisal unless the independent directors determine that an independent appraisal is not necessary under the circumstances.

Our board of directors has established the Affiliated Transactions Review Committee for the purpose of reviewing any material transactions between us and our affiliates or related parties, including BRC, for consistency with our policies concerning affiliated transactions. The Affiliated Transactions Review Committee is comprised of our three outside, independent directors: Pete A. Klisares, Gerald E. Mayo and C. Ronald Tilley, and is chaired by Mr. Klisares.

We lease from BRC our 40,000 square foot corporate headquarters. The lease was effective January 1, 1998 for a term of twelve years at a rental rate of $12.00 per square foot on a triple net basis. The lease contains two options to renew for periods of five years each at then-current market rates. The rental rate was established by an MAI appraiser commissioned by the Affiliated Transactions Review Committee, and confirmed in a review for the Affiliated Transactions Review Committee by a second MAI appraiser. We paid to BRC $451,000 under this lease during 2001. We believe that the terms of this lease are no less favorable to us than those reasonably available from unrelated third parties for comparable space.

We also lease from BRC an aggregate of 15,750 square feet of commercial space which we use for our decorating studio, centralized sales office and mortgage financing services company. The weighted average lease rate of this space is $11.00 per square foot. The Affiliated Transactions Review Committee approved each of the leases after review of a report by an independent MAI appraiser. We paid to BRC an aggregate of $153,000 under leases for this space during 2001. We believe that the terms of these leases are no less favorable to us than those reasonably available from unrelated third parties for comparable space.

Occasionally, our employees provide limited administrative services to BRC, for which we receive fees. We received aggregate fees of $12,500 from BRC for such administrative services in 2001.

We and BRC are parties to a Shareholder Agreement, dated January 20, 1994, pursuant to which BRC has the right, from time to time, to demand that we register for sale common shares owned by BRC. Each request by BRC for a demand registration must cover at least 10% of the common shares owned by BRC and at least 5% of the then outstanding common shares. Without our consent (exercised by a majority of our independent directors), we are not obligated to cause a demand registration to be effected within 18 months after the consummation of a prior demand registration. We and BRC are each required to pay one-half of the expenses of each demand registration. BRC also has incidental, or piggy-back, registration rights if we propose to register any of our equity securities (other than registrations involving employee benefit plans) for our own account or for the account of any of our other shareholders. BRC is required to pay all of its own legal expenses and the first $25,000 of the other expenses of a piggy-back registration and we are required to pay the remaining expenses of a piggy-back registration. BRC is offering common shares in this offering pursuant to the exercise of its piggy-back rights. Both the demand and piggy-back registration rights are subject to customary underwriting and holdback provisions and will expire on March 9, 2004.

Jon Donnell, our President and Chief Operating Officer, and BRC are parties to a Stock Option Agreement, dated November 13, 1998, pursuant to which BRC has granted to Mr. Donnell an option to purchase from BRC 100,000 of our common shares owned by BRC at an exercise price of $5.75 per share. The option is not currently exercisable and will not become exercisable unless and until it vests. The option will vest, if at all, upon the first to occur of the following: (1) we have adjusted shareholders' equity of not less than $100 million as of the last day of any fiscal quarter during the period commencing on June 30, 2006 and terminating on June 30, 2013 and Mr. Donnell continues to be an employee as of such date; (2) a change in control occurs; (3) we terminate Mr. Donnell's employment other than for cause; or (4) Mr. Donnell terminates his employment for good reason. The option will terminate and will no longer be exercisable on June 30, 2014 or the date of our termination of Mr. Donnell for cause, whichever is earlier. For purposes of this agreement, the terms "cause, "change in control" and "good reason" have the meanings given to such terms in Mr. Donnell's employment agreement (See "Management—Employment Agreements") and the term "adjusted shareholders' equity" means our consolidated shareholders' equity, as reported in our consolidated balance sheet, as adjusted by subtracting the net proceeds from the sale of any of our equity securities (including our sale of common shares in this offering) after the date of the option agreement and by adding the fair value of any shareholder dividends or distributions made after the date of the option agreement.

Donald A. Borror and Richard Myers own Printing Plus, Inc., a printing company which has provided printing services to us. Mr. Myers operates Printing Plus, Inc. Mr. Myers is the husband of Donna Borror Myers, who is Donald A. Borror's daughter and Douglas G. and David S. Borror's sister. In 2001, we paid $137,000 to Printing Plus, Inc. for printing services. All of the printing services provided to us by Printing Plus, Inc. in 2001 were pursuant to contracts that had been competitively bid. Our transactions with Printing Plus, Inc. were not reviewed or approved by the Affiliated Transactions Review Committee or the Audit Committee of our board of directors.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common shares as of June 5, 2002, and as adjusted to reflect the sale of our common shares offered hereby, by:

- the selling shareholder

- each person known by us to be a beneficial owner of more than 5% of the outstanding common shares

- each of our directors and executive officers

- all of our directors and executive officers as a group.

Name and Address of Beneficial Owner	Beneficial Ownership Prior to this Offering		Shares Offered	Beneficial Ownership After this Offering[12]	
	Shares	Percent[11]		Shares	Percent[11]
Selling Shareholder					
BRC Properties Inc. 5501 Frantz Rd. Dublin, OH 43017[1]	4,204,324	63.7%	300,000	3,904,324	48.5%
Donald A. Borror[2,3]	4,274,238	64.8%	300,000	3,974,238	49.4%
Douglas G. Borror[2,3]	4,262,819	64.6%	300,000	3,962,819	49.2%
David S. Borror[2,3]	4,215,364	63.9%	300,000	3,915,364	48.6%
Terry E. George[2,3]	4,227,324	64.1%	300,000	3,927,324	48.8%
Non-Selling Shareholders					
Fidelity Low Priced Stock Fund/ FMR Corp.[4] 82 Devonshire Street Boston, MA 02109	616,300	9.3%	0	616,300	7.7%
Pete A. Klisares[5] 1660 Northwest Professional Plaza, Suite C Columbus, OH 43220	10,000	*	0	10,000	*
Gerald E. Mayo[6] 51 Brams Point Road Hilton Head, SC 29926	11,000	*	0	11,000	*
C. Ronald Tilley[7] 900 Gatehouse Lane Worthington, OH 43235	12,500	*	0	12,500	*
Jon M. Donnell[2,8]	112,212	1.7%	0	112,212	1.4%
Robert A. Meyer, Jr.[2,9]	49,451	*	0	49,451	*
Peter J. O'Hanlon[2]	4,303	*	0	4,303	*
Management					
All directors and executive officers as a group (10 persons)[3,10]	4,566,239	68.9%	300,000	4,266,239	52.8%

---

* Represents less than 1%.

[1] For information regarding BRC, see "Certain Information Regarding the Selling Shareholder."

[2] These individuals may be contacted at our address, 5501 Frantz Road, P.O. Box 7166, Dublin, OH 43017-0766.

[3] Includes for each of Donald A. Borror, Douglas G. Borror, David S. Borror and Terry E. George all of the common shares beneficially owned by BRC. By virtue of their ownership and control of BRC, each of Donald A. Borror, Douglas G. Borror, David S. Borror and Terry E. George may be deemed to beneficially own the common shares owned by BRC, including the common shares being sold by BRC in this offering, but each has disclaimed beneficial ownership of such common shares. See "Certain Information Regarding the Selling Shareholder—Description and Ownership of BRC."

[4] Information is based on an Amended Schedule 13G filed with the SEC on February 14, 2002. According to the Schedule 13G, Fidelity Management & Research Company ("Fidelity") is a wholly-owned subsidiary of FMR Corp. ("FMR") and an investment adviser under the Investment Advisers Act of 1940. Fidelity is an investment adviser to Fidelity Low Priced Stock Fund (the "Fund"), which is the reported owner of the 616,300 common shares listed above. Edward C. Johnson 3d (Chairman of FMR), FMR (through its control of Fidelity) and the Fund each has the power to dispose of the 616,300 common shares. Neither FMR, nor Edward C. Johnson 3d, has the sole power to vote or direct the voting of the common shares, which power resides with the Fund. Fidelity carries out the voting of the common shares under written guidelines established by the Fund. Members of the Edward C. Johnson 3d family (including Edward C. Johnson 3d and Abigail Johnson) may be deemed under the Investment Company Act of 1940 to form a controlling group with respect to FMR Corp.

[5] Includes 10,000 common shares which can be acquired by Mr. Klisares upon the exercise of options which are exercisable within sixty (60) days of June 5, 2002.

[6] Includes 2,500 common shares which can be acquired by Mr. Mayo upon the exercise of an option which is exercisable within sixty (60) day of June 5, 2002.

[7] Includes 12,500 common shares which can be acquired by Mr. Tilley upon the exercise of options which are exercisable within sixty (60) days of June 5, 2002.

[8] Includes 11,000 restricted common shares which are subject to forfeiture if Mr. Donnell's employment with us is terminated prior to August 1, 2002, and 4,000 common shares which can be acquired by Mr. Donnell upon the exercise of a stock option which is exercisable within sixty (60) days of June 5, 2002, but does not include the 100,000 common shares that Mr. Donnell may acquire from BRC pursuant to the exercise of an option granted to Mr. Donnell by BRC. See "Certain Information Regarding the Selling Shareholder— Transactions with BRC and Related Persons."

[9] Includes 1,500 common shares which can be acquired by Mr. Meyer upon the exercise of a stock option which is exercisable within sixty (60) days of June 5, 2002.

[10] In computing the aggregate number of common shares held by the group, the same common shares were not counted more than once.

[11] Percent of class is based upon the sum of 6,600,231 common shares outstanding as of June 5, 2002, the number of common shares as to which the person has the right to acquire beneficial ownership upon the exercise of options exercisable within sixty (60) days of June 5, 2002 and, in the case of the beneficial ownership after this offering, the 1,450,000 common shares to be issued by the Company in this offering.

[12] Assumes that the underwriters do not exercise their over-allotment option to purchase 131,250 shares from us and 131,250 shares from BRC.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 12,000,000 common shares, without par value, 1,500,000 voting preferred shares, without par value, and 1,500,000 non-voting preferred shares, without par value.

General

As of June 5, 2002, there were 6,600,231 common shares outstanding and there were no preferred shares outstanding. All of our outstanding common shares are, and the common shares to be issued in this offering will be, fully paid and nonassessable.

Holders of our common shares and holders of our voting preferred shares are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Except as required by Ohio law or by our Articles, the common shares and any voting preferred shares vote together as a single class. Except as required by Ohio law, non-voting preferred shares do not have any voting rights. Holders of common shares or voting preferred shares do not have cumulative voting rights, which means that the holders of our shares entitled to exercise more than 50.0% of the voting power of our corporation are able to elect all of our directors. Our Code of Regulations provides for seven (7) directors and divides the board of directors into two classes, with regular two-year staggered terms. Class I consists of three (3) directors with terms expiring in 2003. Class II consists of four (4) directors with terms expiring in 2004.

Upon consummation of this offering, the Borror family, directly and through its ownership of BRC, will beneficially own approximately 50.2% of our outstanding common shares (assuming no exercise of the underwriters' over-allotment option). As the holder of shares representing a majority of our voting stock, the Borror family has the ability to elect all of our directors, approve or reject all matters upon which a vote of the shareholders is required, including major corporate transactions involving mergers, the use of common shares or preferred shares to make acquisitions, the disposition of all or substantially all of our assets, the approval or rejection of amendments to our Articles or Regulations and the dissolution of the Company, in each case, regardless of the vote of other shareholders.

Common Shares

Our common shares are traded on the Nasdaq National Market under the symbol "DHOM." Holders of common shares are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred shares.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata our remaining assets available for distribution.

Holders of common shares do not have preemptive, subscription, redemption or conversion rights.

Preferred Shares

Our Articles authorize our board of directors to designate and issue, from time to time, preferred shares in one or more series. Our board of directors is authorized, to the extent permitted by applicable law, to fix and determine the relative rights and preferences of the shares of any series so established with respect to, among other things, dividend or distribution rights, the dates of payments of dividends or distributions and the dates from which they are cumulative, liquidation price, redemption rights and price, sinking fund requirements, conversion or exchange rights and certain other terms of the preferred shares. Because the rights and preferences set by the board of directors for a series of preferred shares could be superior to the rights and preferences of the common shares, the issuance of such series could adversely affect the rights of the holders of common shares. As of the date of this prospectus, our board of directors had not authorized or issued any series of preferred shares and had no plans, agreements or understandings for such authorization or issuance.

While issuance of preferred shares could provide us with needed flexibility in connection with possible acquisitions and other corporate purposes, such issuance also could make it more difficult for a prospective acquiror to acquire a majority of our outstanding voting shares and could discourage an attempt to gain control of our voting shares. Such issuance also could adversely affect the market price of our common shares.

Exemption from Certain Provisions of Ohio Law Concerning Takeovers

Ohio, the State of our incorporation, has enacted Ohio Revised Code Section 1701.831, the so-called "control share acquisition" statute. The statute specifies that, unless a corporation's articles of incorporation or regulations otherwise provide, any person acquiring shares of an "issuing public corporation" in any of the following three ownership ranges must seek and obtain shareholder approval of the acquisition transaction that first establishes such ownership within each such range: (1) 20.0% or more but less than 33⅓%, (2) 33⅓% or more but less than 50.0% and (3) more than 50.0%. We are an "issuing public corporation" for purposes of the statute, but our Articles exempt us from the statute's application.

Ohio also has enacted Ohio Revised Code Chapter 1704, the so-called "merger moratorium" statute. The statute specifies that, unless a corporation's articles of incorporation or regulations otherwise provide, an "issuing public corporation" may not engage in a "Chapter 1704 transaction" for three years following the date a person acquires more than 10% of the voting power in the election of directors of the "issuing public corporation," unless the "Chapter 1704 transaction" is approved by the corporation's board of directors prior to such acquisition. A person who acquires such voting power is an "interested shareholder," and "Chapter 1704 transactions" involve a broad range of transactions, including mergers, consolidations, combinations, liquidations, recapitalizations and other transactions between an "issuing public corporation" and an "interested shareholder," if such transactions involve 5% or more of the assets or shares of the "issuing public corporation" or 10% or more of its earning power. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by disinterested shareholders or the transaction meeting certain statutorily defined fair price provisions. We are an "issuing public corporation" and BRC is an "interested shareholder" for purposes of the statute, but our Articles exempt us and BRC from the statute's application.

Transfer Agent

The transfer agent and registrar for our common shares is Registrar and Transfer Company.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement dated   , 2002, the underwriters named below, for whom Raymond James & Associates, Inc. and Legg Mason Wood Walker, Incorporated are acting as representatives, have severally agreed to purchase from us and the selling shareholder the respective number of common shares set forth opposite their names below:

Underwriters	Number of Shares
Raymond James & Associates, Inc.	
Legg Mason Wood Walker, Incorporated	
Total	1,750,000

The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common shares offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the common shares offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common shares directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $ per share, of which $ may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction shall change the amount of proceeds to be received by us or the selling shareholder as indicated on the cover page of this prospectus. The common shares are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We and the selling shareholder have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 262,500 additional common shares (131,250 from us and 131,250 from the selling shareholder) to cover over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise their over-allotment option to purchase any of the additional 262,500 common shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter's percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional common shares will be sold by the underwriters on the same terms as those on which the common shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the common shares offered in this offering.

The following table summarizes the underwriting compensation to be paid to the underwriters by us and the selling shareholder. These amounts assume both no exercise and full exercise of the underwriters' over-allotment option to purchase additional common shares.

	Without Over-Allotment	With Over-Allotment
Underwriting discounts payable by us		
Underwriting discounts payable by the selling shareholder		

The selling shareholder has registration rights which obligate us to pay its expenses with respect to this offering, other than the underwriting discounts attributable to the sale of its common shares, its legal expenses and the first $25,000 of other expenses. We have engaged a financial advisory company, which is not one of the underwriters and is not affiliated with any of the underwriters, to serve as our financial advisor and have agreed to pay a financial advisory fee of up to $250,000 in cash payable by a monthly retainer fee of $25,000, up to an aggregate of $75,000, and the balance upon the closing of a transaction, such as this offering, in which we sell $25 million or more of our equity or equity-linked securities. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $1,000,000.

We and the selling shareholder have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Subject to specified exceptions and except for the selling shareholder's sale of common shares in this offering, each of the selling shareholder, our directors and our executive officers has agreed, for a period of 180 days after the date of this prospectus, without the prior written consent of Raymond James & Associates, Inc., not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any of our common shares or securities convertible into or exercisable or exchangeable for any of our common shares. This agreement also precludes any hedging collar or other transaction designed or reasonably expected to result in a disposition of our common shares or securities convertible into or exercisable or exchangeable for any of our common shares.

In addition, we have agreed that, for 180 days after the date of this prospectus, we will not, directly or indirectly, without the prior written consent of Raymond James & Associates, Inc., issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common shares or securities convertible into, exercisable for or exchangeable for our common shares, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common shares or securities convertible into, exercisable for or exchangeable for our common shares, except for our sale of common shares in this offering, and the issuance of options or common shares under existing incentive stock plans and employee benefit plans.

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase our common shares. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common shares. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of our common shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while the offering is in progress. In passive market making, the underwriter, in its capacity as market maker in the common shares, may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common shares. As a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

Our common shares are listed on the Nasdaq National Market under the symbol "DHOM."

Certain representatives of the underwriters or their affiliates may perform from time to time investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Pursuant to an engagement letter with Raymond James & Associates, Inc., we have granted to Raymond James & Associates, Inc., for a period of 18 months following the consummation of this offering, a right of first refusal to provide investment banking services to us on an exclusive basis, in all matters for which we may seek investment banking services.

EXPERTS

The financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us and the selling shareholder by our counsel, Vorys, Sater, Seymour and Pease LLP, and for the underwriters by their counsel, Alston & Bird LLP, Raleigh, North Carolina.

AVAILABLE INFORMATION AND INCORPORATION BY REFERENCE

We are subject to the periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room:

Judiciary Plaza
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We also file information electronically with the SEC. Our electronic filings are available from the SEC's internet site at *http://www.sec.gov*, which contains reports, proxy statements, and other information regarding issuers that file electronically with the SEC. To request a copy of these documents, you should write or telephone us at the following address and telephone number:

Dominion Homes, Inc.
5501 Frantz Road
Dublin, Ohio 43017-0766
(614) 761-6000
Attention: Tad Lugibihl, Controller

As provided by SEC rules, this prospectus incorporates by reference the following documents that we have previously filed with the SEC (File No. 0-23270):

1. Our Quarterly Report on Form 10-Q for the three months ended March 31, 2002.

2. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is incorporated in this prospectus modifies or replaces such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We will provide without charge to each person to whom a copy of this prospectus has been delivered, or who makes a written or oral request, a copy of any and all of the documents incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to us at the above address or telephone number.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Report Of Independent Accountants

To the Board of Directors
and Shareholders
of Dominion Homes, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Dominion Homes, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
January 25, 2002

DOMINION HOMES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share amounts)

	Three Months Ended March 31,		Year Ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)	(unaudited)			
Revenues	$ 98,378	$ 67,362	$ 395,701	$ 326,415	$ 277,577
Cost of real estate sold	75,442	52,147	305,430	261,081	224,474
Gross profit	22,936	15,215	90,271	65,334	53,103
Selling, general and administrative	13,842	10,713	52,491	40,808	33,601
Income from operations	9,094	4,502	37,780	24,526	19,502
Interest expense	2,099	2,496	11,667	9,125	6,024
Income before income taxes	6,995	2,006	26,113	15,401	13,478
Provision for income taxes	2,924	843	10,987	6,342	5,460
Net income	$ 4,071	$ 1,163	$ 15,126	$ 9,059	$ 8,018
Earnings per share					
Basic	$ 0.63	$ 0.18	$ 2.38	$ 1.42	$ 1.27
Diluted	$ 0.62	$ 0.18	$ 2.30	$ 1.39	$ 1.23
Weighted average shares outstanding					
Basic	6,465,777	6,353,180	6,351,343	6,363,131	6,318,148
Diluted	6,578,701	6,554,808	6,575,026	6,496,720	6,495,796

The accompanying notes are an integral part of the consolidated financial statements.

DOMINION HOMES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share information)

	March 31, 2002	December 31, 2001	December 31, 2000
	(unaudited)		
ASSETS			
Cash and cash equivalents	$ 3,347	$ 5,619	$ 2,106
Accounts receivable			
Trade	479	18	314
Due from financial institutions for residential closings	2,654	2,864	712
Real estate inventories			
Land and land development costs	125,984	134,293	113,186
Homes under construction	114,729	91,734	66,669
Other	4,169	3,997	4,619
Total real estate inventories	244,882	230,024	184,474
Prepaid expenses and other	4,686	3,963	4,639
Deferred income taxes	6,201	5,865	2,967
Property and equipment, at cost	12,542	12,422	10,657
Less accumulated depreciation	(6,526)	(6,229)	(4,676)
Total property and equipment	6,016	6,193	5,981
Total assets	$268,265	$254,546	$201,193
LIABILITIES AND SHAREHOLDERS' EQUITY			
Accounts payable	$ 10,180	$ 9,483	$ 5,808
Deposits on homes under contract	2,927	2,684	1,804
Accrued liabilities	27,290	26,943	16,889
Note payable, banks	139,688	131,511	105,701
Term debt	1,822	2,358	3,103
Total liabilities	181,907	172,979	133,305
Commitments and contingencies			
Shareholders' equity			
Common shares, without stated value, 12,000,000 shares authorized, 6,670,757 shares issued and 6,600,237 shares outstanding on March 31, 2002, 6,433,057 shares issued and 6,408,057 shares outstanding on December 31, 2001 and 6,407,227 shares issued and 6,382,227 shares outstanding on December 31, 2000	32,895	31,850	31,611
Deferred compensation	(424)	(332)	(376)
Retained earnings	56,022	51,951	36,825
Accumulated other comprehensive loss	(1,144)	(1,730)	—
Treasury stock, at cost (70,520 shares at March 31, 2002 and 25,000 shares at December 31, 2001 and 2000)	(991)	(172)	(172)
Total shareholders' equity	86,358	81,567	67,888
Total liabilities and shareholders' equity	$268,265	$254,546	$201,193

The accompanying notes are an integral part of the consolidated financial statements.

DOMINION HOMES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands)

	Common Shares	Deferred Compensation Liability	Trust Shares	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 1998	$30,851	$ 853	$ (1,224)	$19,748	—	—	$50,228
Net income				8,018			8,018
Shares awarded and redeemed	537	(170)					367
Shares distributed from trust for deferred compensation			(35)				(35)
Treasury shares purchased						$(172)	(172)
Deferred compensation		324					324
Balance, December 31, 1999	31,385	1,007	(1,259)	27,766	—	(172)	58,730
Net income				9,059			9,059
Shares awarded and redeemed	223	(221)					2
Shares distributed from trust for deferred compensation			(45)				(45)
Deferred compensation		142					142
Balance, December 31, 2000	31,611	928	(1,304)	36,825	—	(172)	67,888
Cumulative effect of adopting accounting principle					$ 94		94
Balance, January 1, 2001, as adjusted .	31,611	928	(1,304)	36,825	94	(172)	67,982
Net income				15,126			15,126
Unrealized hedging loss, net of deferred taxes of $1,255					(1,824)		(1,824)
Comprehensive income							13,302
Shares awarded and redeemed	239	(308)					(69)
Shares distributed from trust for deferred compensation		(138)	138				
Deferred compensation		352					352
Balance, December 31, 2001	31,850	834	(1,166)	51,951	(1,730)	(172)	81,567
Net income				4,071			4,071
Unrealized hedging gain, net of deferred taxes of $433					586		586
Comprehensive income							4,657
Shares issued, awarded and redeemed .	1,045					(819)	226
Shares distributed from trust for deferred compensation		(300)	300				
Deferred compensation		70	(162)				(92)
Balance, March 31, 2002 (unaudited) .	$32,895	$ 604	$ (1,028)	$56,022	$ (1,144)	$(991)	$86,358

The accompanying notes are an integral part of the consolidated financial statements.

DOMINION HOMES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended March 31,		Year Ended December 31,		
	2002	**2001**	**2001**	**2000**	**1999**
	(unaudited)	(unaudited)			
Cash flows from operating activities:					
Net income	$ 4,071	$ 1,163	$ 15,126	$ 9,059	$ 8,018
Adjustments to reconcile net income to cash used in operating activities:					
Depreciation and amortization	498	566	2,514	1,864	1,440
Reserve for real estate inventories	473	—	1,378	889	245
Issuance of common shares for compensation	33	—	26	2	367
Deferred income taxes	(769)	(79)	(1,643)	(1,063)	(116)
Changes in assets and liabilities:					
Accounts receivable	(251)	(499)	(1,856)	(270)	146
Real estate inventories	(15,331)	(23,826)	(43,178)	(25,862)	(32,700)
Prepaid expenses and other	(304)	1,249	318	(928)	(984)
Accounts payable	696	600	3,675	535	(247)
Deposits on homes under contract	243	569	880	170	(967)
Accrued liabilities	1,272	1,240	7,263	5,620	(699)
Net cash used in operating activities	(9,369)	(19,017)	(15,497)	(9,984)	(25,497)
Cash flows from investing activities:					
Purchase of property and equipment	(125)	(268)	(1,879)	(1,614)	(1,058)
Net cash used in investing activities	(125)	(268)	(1,879)	(1,614)	(1,058)
Cash flows from financing activities:					
Payments on note payable, banks	(87,803)	(59,344)	(334,016)	(285,632)	(266,884)
Proceeds from note payable, banks	95,980	79,016	359,826	299,025	298,777
Payments on term debt	(438)	—	(4,254)	(1,573)	(2,057)
Payment of deferred financing fees	(613)	—	(271)	(369)	(181)
Payment on capital lease obligations	(97)	(104)	(301)	(395)	(292)
Common shares issued, purchased or redeemed	193	—	(95)	(214)	(207)
Net cash provided by financing activities	7,222	19,568	20,889	10,842	29,156
Net change in cash and cash equivalents	(2,272)	283	3,513	(756)	2,601
Cash and cash equivalents, beginning of period	5,619	2,106	2,106	2,862	261
Cash and cash equivalents, end of period	$ 3,347	$ 2,389	$ 5,619	$ 2,106	$ 2,862
Supplemental disclosures of cash flow information:					
Interest paid (net of amounts capitalized)	$ 2,305	$ 242	$ 2,173	$ 3,097	$ 1,969
Income taxes paid	$ 1,540	$ 1,000	$ 11,435	$ 6,948	$ 5,839
Supplemental disclosures of non-cash financing activities:					
Land acquired by purchase contracts or seller financing	$ —	$ —	$ 3,750	$ 321	$ 1,572
Capital lease obligations	$ —	$ —	$ 60	$ —	$ 1,066

The accompanying notes are an integral part of the consolidated financial statements.

DOMINION HOMES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS AND BASIS OF PRESENTATION:

Dominion Homes, Inc., an Ohio corporation (the "Company"), is a single-family homebuilder with operations in Central Ohio and Louisville, Kentucky. The Company was incorporated in October 1993 in anticipation of its initial public offering of common shares in March 1994. Prior to the initial public offering, the homebuilding operations were part of BRC Properties Inc. ("BRC"), formerly known as Borror Realty Company. BRC was incorporated in 1946 and started building homes in 1976. Donald Borror, the Chairman Emeritus of the Board, traces his homebuilding experience to several homes he constructed in 1952. BRC owned 4,204,324 common shares of the Company, or 65.6% of its outstanding common shares, at December 31, 2001.

On November 16, 1999, the Company formed Dominion Homes Financial Services, Ltd. ("DHFS") to provide mortgage financing services, primarily to its customers. DHFS became operational in second quarter 2000 and by the end of 2000 provided mortgage financing services to most of the Company's customers. On December 30, 1999, the Company formed Dominion Homes of Kentucky, Ltd. ("DHK") to own and operate the Company's homebuilding operations in Louisville, Kentucky. DHFS is an Ohio limited liability company and DHK is a Kentucky limited partnership. Both entities are wholly owned by the Company. The accompanying consolidated financial statements include the accounts of DHFS and DHK. Intercompany transactions are eliminated in consolidation.

The accompanying unaudited consolidated interim financial statements of Dominion Homes, Inc. and its subsidiaries as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Article 10 of the Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The unaudited interim financial statements should be read in conjunction with the December 31, 2001 audited annual financial statements contained herein.

The interim financial information included herein reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for interim periods. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results of operations to be expected for the full year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents: For purposes of the consolidated statements of cash flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Real Estate Inventories: Real estate inventories are recorded at cost. Land and land development costs are allocated to development phases based on the total number of lots expected to be developed within each community. As each development phase is completed, land development costs, including capitalized interest and real estate taxes, are then allocated to individual lots. Homes under construction include land development costs, construction costs, capitalized interest and indirect costs related to development and construction activities. Indirect costs that do not relate to development and construction activities, including general and administrative expenses, are charged to expense as incurred. Other inventories consist primarily of lumber and building supplies.

DOMINION HOMES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management evaluates the recoverability of its real estate inventories using several factors including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. The Company recognized an impairment loss of approximately $1,378,000, $889,000 and $245,000 on real estate inventories for the years ended December 31, 2001, 2000, and 1999 respectively.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144)," which addresses accounting and reporting standards for the impairment or disposal of long-lived assets. In accordance with this standard, the Company regularly evaluates the recoverability of real estate inventories in accordance with our existing accounting policies. During 2001, the Company decided to sell certain raw land that was not consistent with current land development strategies. The carrying value of land held for sale was approximately $3,700,000 at March 31, 2002 (unaudited) and December 31, 2001. The cost of this land had been reduced to net realizable value prior to the adoption of SFAS No. 144.

Property and Equipment: Depreciation and amortization are recognized on straight-line and declining-balance methods at rates adequate to amortize costs over the estimated useful lives of the applicable assets. The estimated useful lives of the assets range from three to forty years. Property and equipment includes assets subject to capital leases with a cost of $2,118,000 and $2,058,000, net of accumulated amortization of $994,000 and $566,000 at December 31, 2001 and 2000, respectively. Depreciation expense was $1,591,000, $1,099,000 and $815,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Maintenance, repairs and minor renewals are charged to expense as incurred while major renewals and betterments are capitalized and amortized. The asset cost and accumulated depreciation for assets sold or retired is removed, and any resulting gain or loss is reflected in operations.

Earnings Per Share: Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. Diluted earnings per common share computations include common share equivalents, when dilutive.

Warranty Costs: The Company provides a two-year limited warranty on materials and workmanship and a thirty-year warranty against major structural defects. An estimated amount of warranty cost is provided for each home at the date of closing based on historical warranty experience. Warranty expense was $3,351,000, $3,552,000 and $2,759,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Accrued warranty cost was $2,568,000 and $1,895,000 at December 31, 2001 and 2000, respectively.

Income Taxes: The Company records income taxes on the liability method. This method requires the recognition of deferred income taxes for the tax effect of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as determined by tax regulations. For purposes of reporting interim financial information, the Company estimates its annual effective tax rate.

Revenue Recognition on Sales of Real Estate: The Company recognizes revenues from the sale of homes at the time the deed is conveyed from the Company to the buyer. Accounts receivable due from financial institutions represent payments to be received on completed closings. Gains on sales of model homes subject to leasing arrangements are deferred and recognized over the term of the lease.

Capitalization of Interest: The Company capitalizes the cost of interest related to construction costs incurred during the construction period of homes and land development costs incurred while development activities on undeveloped land are in process. The summary of total interest is as follows:

	Three Months Ended March 31,		Year Ended December 31,		
	2002	**2001**	**2001**	**2000**	**1999**
	(unaudited)	(unaudited)			
Interest incurred	$ 2,275,000	$ 2,671,000	$10,869,000	$10,430,000	$ 6,943,000
Interest capitalized	(1,539,000)	(1,688,000)	(6,626,000)	(6,741,000)	(4,726,000)
Interest expensed directly	736,000	983,000	4,243,000	3,689,000	2,217,000
Previously capitalized interest charged to expense	1,363,000	1,513,000	7,424,000	5,436,000	3,807,000
Total interest expense	$ 2,099,000	$ 2,496,000	$11,667,000	$ 9,125,000	$ 6,024,000
Capitalized interest in ending inventory	$ 3,987,000	$ 4,784,000	$ 3,811,000	$ 4,609,000	$ 3,304,000

Deferred Costs: Fees and costs incurred in connection with financing agreements are capitalized as other assets and amortized over the terms of the respective agreements. Amortization expense was $629,000, $549,000 and $385,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Advertising Costs: The Company expenses advertising costs when incurred. Advertising expense was $4,404,000, $3,397,000 and $2,876,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Segment Information: The Company's homebuilding operations, which are conducted in two geographic regions, have similar characteristics including the product offerings, pricing and margins and as such, have been aggregated. The Company's mortgage financing services operations directly support its core homebuilding operations and services to outside parties are rare. Therefore, the mortgage financing services operations and the homebuilding operations have been aggregated into one reportable segment — the homebuilding segment.

Utilization of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements: In October 2001, the FASB issued Statement of Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses accounting and reporting standards for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for the Company beginning January 1, 2002. The Company is in the process of evaluating the impact of SFAS No. 144 on its financial statements (see Real Estate Inventories above).

In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145 (SFAS No. 145), "Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amends FASB Statement No. 13, "Accounting for Leases," regarding the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also makes various technical corrections to other authoritative pronouncements. The provisions of SFAS No. 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of SFAS No. 145 related to Statement 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 shall be effective for financial statements issued on or after May 15, 2002. The Company is in the process of evaluating the impact on our consolidated financial statements of the adoption of SFAS No. 145.

3. RELATED ENTITY:

Alliance Title Agency was created by the Company in order to provide title insurance to the Company's customers and third parties and to facilitate the closing of the Company's homes. The Company owns 49.9% of the title insurance agency and reports its investment using the equity method of accounting. The Company recognized $553,000, $455,000 and $454,000 as its share of the earnings from this investment for 2001, 2000 and 1999, respectively. The Company's investment in the title insurance agency was $245,000 and $220,000 at December 31, 2001 and 2000, respectively, and is included in other assets in the accompanying consolidated balance sheets.

4. EARNINGS PER SHARE:

A reconciliation of weighted average common shares used in basic and diluted earnings per share calculations are as follows:

	March 31,		December 31,		
	2002	2001	2001	2000	1999
	(unaudited)	(unaudited)			
Weighted average shares—basic	6,465,777	6,353,180	6,351,343	6,363,131	6,318,148
Common share equivalents	112,924	201,628	223,683	133,589	177,648
Weighted average shares—diluted	6,578,701	6,554,808	6,575,026	6,496,720	6,495,796

As of December 31, 2001, 2000 and 1999 there were 1,033, 21,045 and 129,000 options, respectively, which were antidilutive and have been excluded from the respective diluted earnings per share calculations above. There were no antidilutive options at March 31, 2002.

5. LAND PURCHASE COMMITMENTS:

Purchase contracts for residential lots and unimproved land in Central Ohio and Louisville, Kentucky at December 31, 2001 and 2000 were:

	2001	2000
Number of expected lots	1,099	398
Purchase price	$16,224,000	$ 6,013,100
Less deposits or guarantees	(1,229,000)	(101,500)
Net land purchase commitments	$14,995,000	$ 5,911,600

In addition, at December 31, 2001, the Company had entered into cancelable contracts to purchase residential lots and unimproved land in Central, Ohio and Louisville, Kentucky of $72,385,000. In order to secure these cancelable contracts the Company committed deposits or other guarantees of $1,480,000. These cancelable contracts contain contingencies that in many cases either delay the completion of the contracts or prevent the contracts from being completed. Cancelable contracts expire in the following years:

Year	Cancelable Contracts
2002	$38,953,000
2003	14,625,000
2004	2,484,000
2005	2,074,000
Thereafter	14,249,000
	$72,385,000

6. LAND DEVELOPMENT JOINT VENTURES:

The Company has equity interests generally ranging from 33% to 50% in joint venture partnerships and limited liability corporations that are engaged in land development activities. The Company accounts for these investments using the equity method. Development costs of the joint ventures generally are funded by the participants. In certain cases, the Company may be liable under debt commitments within the particular joint venture. At December 31, 2001, the Company had guaranteed a joint venture's loan agreement for its one-half interest, up to $1.2 million. At December 31, 2001, the joint venture had $208,000 in loans outstanding and the Company's portion was $104,000. The participants in the joint ventures acquire substantially all of the developed lots. The Company evaluates the recoverability of its investments in joint ventures using the same criteria as for other real estate inventories. The Company's investment in joint ventures, which is included in land and land development costs, were $13,944,000 and $13,479,000 at December 31, 2001 and 2000, respectively.

Summary financial information representing 100% of operations as of December 31, 2001 and 2000, are set forth below:

	2001	2000	
Land and land under development	$29,747,000	$35,035,000	
Other assets	1,376,000	389,000	
Total assets	$31,123,000	$35,424,000	
Liabilities	$ 2,173,000	$ 2,299,000	
Partners' equity	28,950,000	33,125,000	
Total liabilities and partners' equity	$31,123,000	$35,424,000	

	2001	2000	1999
Revenues	$ 6,000	$ 12,000	$ —
Expenses	99,000	97,000	121,000
Loss	$ (93,000)	$ (85,000)	$ (121,000)

7. NOTE PAYABLE, BANKS:

On December 31, 2001, the Company entered into an Amended and Restated $175 million Senior Unsecured Revolving Credit Facility (the "Bank Facility") that replaced a prior credit agreement that would have ended May 31, 2003. The new Bank Facility extended the term of the loan agreement two years to May 31, 2005. Other significant changes in the new Bank Facility include the addition of Fifth Third Bank of Central Ohio and The Provident Bank to the banks participating in the Bank Facility, a $10 million "swing line" with the Huntington National Bank that was added to make the administration of the Bank Facility more efficient. Significant changes in the loan covenants include: (1) an increased investment allowed in speculative inventory homes to $20 million from $12.5 million; (2) a permanent limit on the leverage ratio at 2.50 to 1.00; (3) an increase in the required tangible net worth of the Company to $73 million plus 75% of additional income beginning with the fiscal year ending December 31, 2002, to be calculated on an annual basis, from $45.0 million plus 75% of additional income beginning with the fiscal year ending December 31, 1999, to be calculated on an annual basis. Changes to the borrowing base under the new Bank Facility include an increase in the limit of speculative inventory homes to $10 million from $6 million, the elimination of accounts receivable as an eligible asset and a reduction in the building materials inventories credit to 75% from 80%.

The Bank Facility contains the following significant provisions: (1) a limit on aggregate borrowings and letters of credit to the lesser of $175 million or the availability under the borrowing base; (2) the Company has the option to use any combination of the following methods to price the revolving line of credit: (a) the bank's prime rate of interest or (b) a Eurodollar rate of interest plus a variable margin based upon the Company's ratio of EBITDA to Interest Expense ("Interest Coverage Ratio"); (3) the Company has agreed to enter into interest rate contracts in the amount of fifty percent of the outstanding borrowings in the event the Eurodollar rate (without regard to the variable margin) becomes 8.50% per annum or greater; (4) the Company has agreed to the following ratios: (a) Interest Coverage Ratio of not less than 2.25 to 1.00 determined quarterly and based upon the preceding four quarters; (b) total liabilities to tangible net worth (leverage ratio) of not greater than 2.50 to 1.00; (5) the Company has agreed to maintain at all times a ratio of uncommitted land holdings to tangible net worth not greater than 2.00 to 1.00; (6) the Company may not, without lender approval, exceed the aggregate sum of $25 million for investments in uncommitted land holdings, speculative homes, model homes and acquisitions of companies in the homebuilding industry outside of Central Ohio or metropolitan Louisville, Kentucky, and the Company may not invest more than the sum of $15 million for start-up operations outside of Central Ohio or metropolitan Louisville, Kentucky; (7) the Company must maintain a tangible net worth of not less than $73 million plus seventy-five percent of annual net income beginning with the fiscal year ending December 31, 2002; (8) the Company may not exceed the aggregate principal sum of $10 million for other borrowings, additional debt or capital lease obligations, except that the Company may borrow an additional $5 million of non-recourse indebtedness from sellers of real estate, provided that such additional non-recourse borrowings are fully reserved under the borrowing base; (9) the Company may not exceed $3 million of annual operating lease rentals and $2 million of annual model home rentals; (10) the Company may not purchase, without lender approval, unzoned land in excess of $2.5 million; (11) the Company may not permit the value of its inventory homes to exceed $20.0 million, its fall foundation inventories to exceed 200 homes or $9.0 million and its model homes to exceed $6.5 million; (12) the Company may not incur a loss during any five consecutive quarters; and (13) the Company may not pay dividends during any calendar year in excess of twenty-five percent of the Company's consolidated net income after taxes for such year. Amounts outstanding under the Bank Facility were $131,511,000 and $105,701,000 as of December 31, 2001 and 2000, respectively.

The Bank Facility provides for a variable rate of interest on its borrowings. In order to reduce the risks caused by interest rate fluctuations, the Company has entered into interest rate swap contracts that fix the interest rate on a portion of its borrowings under the Bank Facility. The Company's intention is to maintain a fixed rate of interest on approximately 50% of its outstanding borrowings. However, market conditions and timing effect the Company's ability to maintain this balance between fixed and variable interest rates. As of December 31, 2001 the Company had fixed the interest rate on 53%, or $70 million, of bank borrowings using interest rate swap contracts ("Contracts"). Included in the interest rate swaps at December 31, 2001 were a $10 million interest rate swap at 5.96% that matures May 6, 2003, a $20 million interest rate swap at 5.98% that matures January 12, 2004, a $20 million interest rate swap at 5.58% that matures January 12, 2005, a $10 million interest rate swap at 5.16% that matures March 8, 2004 and a $10 million interest rate swap at 4.54% that matures September 12, 2004. The fixed interest rates noted for the above interest rate swaps do not include a variable margin that the Company also pays that is based on the Company's Interest Coverage Ratio. The variable margin ranges from 1.75% to 2.50% and is determined quarterly. The fair value of the interest rate swap contracts was a loss of $3.0 million at December 31, 2001.

DOMINION HOMES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2002, December 31, 2001 and 2000, the Company was in compliance with Bank Facility covenants and had $32.4 million, $27.6 million and $18.7 million, respectively, available under the Bank Facility, after adjustment for borrowing base limitations. However, the borrowing availability under the Bank Facility could increase, depending on the Company's utilization of the proceeds of its borrowings.

The Company had $2.3 million in irrevocable letters of credit and $25.2 million performance bonds outstanding at December 31, 2001. The letters of credit and performance bonds were issued to municipalities and other individuals to ensure performance and completion of certain land development activities and as collateral for land purchase commitments. The Company does not anticipate incurring any liabilities with respect to the letters of credit and performance bonds.

Information regarding the bank borrowings is summarized as follows:

	December 31,		
	2001	**2000**	**1999**
Borrowings outstanding:			
Maximum amount	$138,652,000	$118,738,000	$95,865,000
Average amount	$126,418,000	$110,444,000	$82,270,000
Weighted average daily interest rate			
during the year	7.7%	8.5%	7.5%
Interest rate at December 31	7.6%	8.8%	8.0%

8. TERM DEBT:

Term debt consisted of the following as of December 31, 2001 and 2000:

	2001	**2000**
8.0% Mortgage note payable due in installments through April 2002	$ 875,000	—
8.0% Mortgage note payable due in installments through May 2002	154,000	$ 320,000
6.5% Mortgage note payable in installments through August 2001	—	1,213,000
Capital lease obligations due in installments through December 2004	1,329,000	1,570,000
Total term debt	$2,358,000	$3,103,000

Term debt matures in years subsequent to December 31, 2001 as follows:

	Term Debt	**Capital Lease**	**Total**
2002	$1,029,000	$ 499,000	$1,528,000
2003	—	499,000	499,000
2004	—	500,000	500,000
	1,029,000	1,498,000	2,527,000
Less amounts representing interest	—	(169,000)	(169,000)
	$1,029,000	$1,329,000	$2,358,000

9. OPERATING LEASE COMMITMENTS:

Rent expense charged to operations is primarily for model homes, vehicles, equipment and office facilities, including month-to-month leases and noncancelable commitments. Rent expense amounted to $3,516,000, $3,016,000 and $2,177,000 for the years ended December 31, 2001, 2000 and 1999, respectively. (See also Note 12 — Related Party Transactions.)

Minimum rental commitments due under noncancelable leases are as follows:

Year	Minimum Rentals
2002	$2,321,000
2003	2,019,000
2004	1,279,000
2005	563,000
2006	488,000
	$6,670,000

10. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

The Company's interest rate risk management strategy uses derivative instruments to minimize earnings fluctuations caused by interest rate volatility associated with the Company's variable rate debt. The derivative financial instruments used to meet the Company's risk management objectives are the Contracts described above under "Note Payable, Banks". The Company seeks to maintain the notional amount of the Contracts at approximately 50% of its outstanding debt.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, an amendment to SFAS No. 133, which established new accounting and reporting guidelines for derivative instruments and hedging activities. SFAS No. 133 and SFAS No. 138 are collectively referred to herein as "SFAS 133".

In adopting SFAS 133, the Company has designated its Contracts as cash flow hedges. The after tax fair value of these Contracts at the date of adoption was $94,000. The fair value of these Contracts at the date of adoption of SFAS 133 together with changes in their fair value in subsequent periods are recognized in other comprehensive income or loss until such time as the Contracts mature or are terminated. Other comprehensive income or loss is reflected as a component of shareholders' equity in the accompanying consolidated balance sheets. The fair value of the Contracts is principally impacted by fluctuations in interest rates, which declined significantly during 2001. This decline in interest rates led to an unrealized after tax loss on the Contracts of approximately $1.9 million and a corresponding pre-tax accrued liability of $3.0 million in its December 31, 2001 financial statements. During the three months ended March 31, 2002, the fair value of Contracts increased by $1.0 million, reducing the fair value loss from $3.0 million at December 31, 2001 to $2.0 million at March 31, 2002. However, the Company does not expect this loss to be realized because it expects to retain the Contracts to maturity. Future fluctuations in interest rates will cause unrealized gains or losses to occur and such amounts will be adjusted through other comprehensive income or loss as long as the effectiveness of the hedge is maintained.

The Company formally documents relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedging transactions. An assessment is made at the hedging transaction's inception and on an ongoing basis to determine whether the derivatives that are used in hedging transactions are effective in offsetting changes in cash flows of hedged items. The Company believes the

Contracts have been effective in achieving the risk management objectives for which they were intended since inception and will continue to be effective for the remaining term of the Contracts. Hedge effectiveness is measured at least quarterly based on the relative change in fair value between the Contracts and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by SFAS 133, is recognized immediately in earnings. For the twelve months ended December 31, 2001, no gain or loss has been recognized in earnings as no amount of the cash flow hedges have been determined to be ineffective.

Should it be determined that a Contract is not effective or that it has ceased to be an effective hedge, the Company will discontinue hedge accounting prospectively. This will occur when (1) offsetting changes in the fair value of cash flows of the hedged items are no longer effective; (2) the derivative expires or is sold, terminated, or exercised; or (3) management determines that designation of the Contract as a hedged instrument is no longer appropriate. When hedge accounting is discontinued because a Contract qualifying as a cash flow hedge is liquidated or sold prior to maturity, the gain or loss on the Contract at the time of termination remains in accumulated other comprehensive income or loss and is recognized as an adjustment to interest expense over the original contract term. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current earnings.

11. INCOME TAXES:

The provision for income taxes consists of the following for the years ended December 31, 2001, 2000 and 1999.

	2001	2000	1999
Currently payable:			
Federal	$ 9,767,000	$ 5,784,000	$ 4,142,000
State and local	2,863,000	1,621,000	1,202,000
	12,630,000	7,405,000	5,344,000
Deferred:			
Federal	(1,309,000)	(854,000)	25,000
State	(334,000)	(209,000)	91,000
	(1,643,000)	(1,063,000)	116,000
Income tax expense	$10,987,000	$ 6,342,000	$ 5,460,000

The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

	2001	2000
Assets:		
Accrued expenses	$3,514,000	$2,397,000
Unrealized hedging loss	1,255,000	—
Deferred gain	297,000	294,000
Valuation reserves	955,000	208,000
Gross deferred tax assets	6,021,000	2,899,000
Liabilities:		
Property and equipment	(98,000)	126,000
Other	(58,000)	(58,000)
Gross deferred tax liabilities	(156,000)	68,000
Net deferred income taxes as recorded on the balance sheet	$5,865,000	$2,967,000

A reconciliation of the federal corporate income tax rate and the effective tax rate is summarized below for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Statutory income tax rate	34.0%	34.0%	34.0%
Permanent differences	.7%	.7%	.6%
State and local taxes, net of federal benefit	7.2%	7.0%	5.9%
Other	.2%	(.5)%	—
Effective income tax rate	42.1%	41.2%	40.5%

12. RELATED PARTY TRANSACTIONS:

The Company leases its corporate offices from BRC. The lease was effective January 1, 1998 for a term of twelve years with a rental rate of $12.00 per square foot on a triple net basis. The lease contains two options to renew for periods of five years each at then-current market rates. The rental rates were established by an MAI appraiser commissioned by the Affiliated Transaction Review Committee of the Company's Board of Directors, and confirmed in a review by a second MAI appraiser. Lease expense was $451,000 for the years ended December 31, 2001, 2000 and 1999.

The Company and BRC have also entered into operating lease agreements under which the Company leases space in a shopping center from BRC. Lease expense under these agreements for the years ended December 31, 2001, 2000, and 1999 was $153,000, $156,000 and $70,000, respectively. These lease agreements have been approved by the Company's Affiliated Transaction Review Committee.

BRC paid the Company $12,500 in 2001, $25,000 in 2000 and $25,000 in 1999, for miscellaneous services performed by Company personnel.

The Company acquired printing services from a printing company principally owned by members of the Borror family. Such services aggregated $137,000, $98,000 and $80,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

13. RETIREMENT PLAN:

The Company offers a retirement plan intended to meet the requirements of Section 401(k) of the Internal Revenue Code and that covers substantially all employees after one year of service. The Company matches 100% of the first 3.0% of employee voluntary deferrals of compensation and 50.0% of the next 2.0% of voluntary deferrals of compensation. The Company's contributions to the plan amounted to $607,000, $511,000 and $454,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

14. INCENTIVE STOCK AND EXECUTIVE DEFERRED COMPENSATION PLANS:

In March 1994, the Company adopted the Dominion Homes, Inc. Incentive Stock Plan (the "Plan"). The Plan is administered by the Compensation Committee of the Board of Directors, and provides for grants of performance awards of common shares, restricted common shares, incentive stock options and non-qualified stock options for the purpose of attracting, motivating and retaining key employees and eligible directors. The Plan provides for discretionary grants to employees of the Company and annual non-discretionary stock option grants to purchase 2,500 shares of stock to each non-employee director. A maximum of 850,000 common shares have been reserved for issuance under the Plan. The Plan provides that grants shall include certain terms and conditions and be subject to certain restrictions as provided for under applicable provisions of the Internal Revenue Code and federal securities laws. Restricted common shares issued to employees vest 20.0% per year except in instances that require the adjusted net worth of the Company to exceed $100 million and the employee to remain with the Company at least 5 years after the date of grant. The Company issued 30,000 shares subject to the adjusted net worth and length of employment requirement during each of the years ended December 31, 2001 and 2000. In general, grants of options are subject to vesting schedules at twenty percent a year, set forth an exercise price that is equal to the fair market value on the grant date (110% of the fair market value for 10.0% shareholders), and must be exercised within ten years of the grant date (5 years for 10.0% shareholders).

In December 1994, the Company adopted a non-qualified Executive Deferred Compensation Plan for directors and certain executives. Under this plan, participants may elect to defer a portion of their compensation (up to 20.0% of total base and bonus for employees and 100% of director fees). At December 31 of each year, the Company provides a matching contribution of 25.0% of the amount deferred in a given year by a participant, provided that the Company's matching contribution will not exceed $2,500 in any year. The Company's contribution vests in 20.0% increments over a five-year period. As originally adopted, contributions were to be converted into theoretical common shares and adjusted in future periods based on the market value of the common shares, similar to stock appreciation rights. On October 29, 1997, the Board of Directors approved an Amended and Restated Executive Deferred Compensation Plan under which contribution and matching amounts are used by the trustee to acquire common shares of the Company in the open market. These common shares are held and voted by the trustee pursuant to a Rabbi Trust Agreement.

The Company has entered into agreements with certain employees that provide for the transfer of life insurance benefits to the employees in the event that certain performance and employment criteria are met. Until the performance and employment criteria are met, premiums paid on the life insurance contracts, up to the accumulated cash value, are retained by the Company. Once the performance and employment criteria are met, the accumulated cash value of the life insurance contracts will be transferred to the employee as a retirement benefit. In order to transfer the life insurance benefits, the Company's adjusted shareholders' equity must exceed $100 million and the employee must have met the following employment and other criteria (1) participation in the plan for at least ten years; (2) retirement after age 55; (3) termination by the Company without cause as defined in the Life Insurance Agreement between the participant and the Company; or (4) a change of control in the Company as defined by the Life Insurance Agreement. During 2001, the Company determined it was probable that adjusted shareholders' equity would likely exceed $100 million during the term of employee participation in the plan. Accordingly, the Company began to accrue a pro rata share of the total estimated benefit of $4,959,000 over the minimum ten-year term of participation required to earn the benefit. Amounts expensed under these agreements during 2001 were $350,000. If for any reason the above criteria are not met or adjusted shareholders' equity does not exceed $100 million, any accrued benefits will be recognized as income at that time. Premiums paid on life insurance contracts purchased to provide these benefits are expensed as incurred. The cash value of life insurance contracts were $1,218,000 and $793,000 at December 31, 2001 and 2000, respectively.

The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. The Company recognized expense for the Executive Deferred Compensation Plan of $199,000, $80,000 and $41,000 for the plan years ended December 31, 2001, 2000 and 1999, respectively. No compensation cost has been recognized for its Incentive Stock Plan. Had compensation cost for the Company's Incentive Stock Plan been determined based on the fair value of awards at the grant dates, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2001	2000	1999
Net income	Pro forma	$14,936,000	$ 8,914,000	$ 7,791,000
	As reported	$15,126,000	$ 9,059,000	$ 8,018,000
Diluted earnings per share	Pro forma	$ 2.27	$ 1.37	$ 1.20
	As reported	$ 2.30	$ 1.39	$ 1.23
Weighted-average fair value of options granted during the year		$ 7.50	$ 4.03	$ 3.90

In determining the pro forma amount of stock-based compensation, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: no dividend yield; expected volatility of 80.0% for 2001, 2000 and 1999; risk-free interest rates of 5.2%, 6.5%, and 5.5% for the 2001, 2000 and 1999 Plan options, respectively; and expected life of 6 years for the Plan options.

A summary of the status of the Company's Incentive Stock Plan as of December 31, 2001, 2000 and 1999, respectively, and changes during the years then ended is presented below:

	2001		2000		1999	
Fixed Options Price	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**	**Shares**	**Weighted Average Exercise Price**
Outstanding at beginning of year	410,600	$ 4.64	533,600	$ 6.32	583,100	$ 5.89
Granted	7,500	$10.40	7,500	$ 5.50	67,500	$ 7.04
Cancelled or forfeited	(15,500)	$ 7.19	(123,900)	$12.04	(43,000)	$ 5.93
Exercised	—		(6,600)	$ 3.63	(74,000)	$ 3.83
Outstanding at end of year	402,600	$ 4.65	410,600	$ 4.64	533,600	$ 6.32
Options exercisable at end of year	390,600	$ 4.45	377,100	$ 4.43	332,280	$ 5.31

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

Year Issued	Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Number Exercisable
1995	$ 3.88 - $ 4.50	125,600	3 Years	125,600
1996	$ 3.25 - $ 4.13	154,500	4 Years	154,500
1997	$ 4.75	62,500	5 Years	62,500
1998	$12.69 - $14.50	7,500	6 Years	7,500
1999	$ 6.00 - $ 8.50	37,500	7 Years	25,500
2000	$ 5.50	7,500	8 Years	7,500
2001	$10.40	7,500	9 Years	7,500
		402,600		390,600

15. COMMITMENTS AND CONTINGENCIES:

The Company is involved in various legal proceedings, most of which arise in the ordinary course of business and some of which are covered by insurance. In the opinion of the Company's management, none of the claims relating to such proceedings will have a material adverse effect on the financial condition or results of operations of the Company.

16. QUARTERLY FINANCIAL DATA (UNAUDITED):

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Revenues:				
2002	$ 98,378	$ —	$ —	$ —
2001	$ 67,362	$ 90,649	$121,053	$116,637
2000	$ 62,218	$ 76,492	$ 87,547	$100,158
Gross profit:				
2002	$ 22,936	$ —	$ —	$ —
2001	$ 15,215	$ 20,583	$ 28,341	$ 26,132
2000	$ 11,999	$ 15,303	$ 17,972	$ 20,060
Income before income taxes:				
2002	$ 6,995	$ —	$ —	$ —
2001	$ 2,006	$ 4,957	$ 10,431	$ 8,719
2000	$ 1,275	$ 3,573	$ 5,435	$ 5,118
Net income:				
2002	$ 4,071	$ —	$ —	$ —
2001	$ 1,163	$ 2,874	$ 5,881	$ 5,208
2000	$ 757	$ 2,072	$ 3,152	$ 3,078
Basic earnings per share:				
2002	$ 0.63	$ —	$ —	$ —
2001	$ 0.18	$ 0.45	$ 0.93	$ 0.82
2000	$ 0.12	$ 0.33	$ 0.50	$ 0.47
Diluted earnings per share:				
2002	$ 0.62	$ —	$ —	$ —
2001	$ 0.18	$ 0.44	$ 0.89	$ 0.79
2000	$ 0.12	$ 0.32	$ 0.48	$ 0.47

We use nationally recognized and industry leading brand name components in constructing our homes.

Andersen
A|W
Windows•Doors

TRANE

THE BOLD LOOK
OF **KOHLER**.

GE

Our more than 50 communities offer customers a wide range of choices in Central Ohio and Louisville, Kentucky.

Detroit

Fort Wayne

Cleveland

OHIO

Pittsburgh

Indianapolis

COLUMBUS

Dayton

Cincinnati

LOUISVILLE

Lexington

KENTUCKY



You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition and prospects may have changed since that date.

TABLE OF CONTENTS

1,750,000 Shares

DOMINION homes®

THE Best OF EVERYTHING®

DOMINION HOMES, INC.

Common Shares

PROSPECTUS

RAYMOND JAMES

LEGG MASON WOOD WALKER
Incorporated

, 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. ***Other Expenses of Issuance and Distribution.***

Securities and Exchange Commission registration fee	$ 3,902
National Association of Securities Dealers, Inc. filing fee	4,741
Nasdaq National Market listing fees	17,125
Printing and design expenses	135,000*
Accounting fees and expenses	150,000*
Legal fees and expenses (not including Blue Sky)	300,000*
Blue Sky fees and expenses	1,000*
Premium on directors' and officers' liability insurance	125,000*
Financial advisory fees	250,000*
Miscellaneous	13,232*
Total	$1,000,000*

* Estimated.

Of such total expenses, $25,000 will be borne by the selling shareholder and the balance will be borne by the Company.

Item 15. ***Indemnification of Directors and Officers.***

Ohio Revised Code

Division (E) of Section 1701.13 of the Ohio Revised Code governs indemnification by a corporation and provides as follows:

(E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he

acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

> (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

> (b) Any action or suit in which the only liability asserted against a director is pursuant to section 1701.95 of the Revised Code.

(3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division (E)(1) or (2) of this section. Such determination shall be made as follows:

> (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division (E)(1) or (2) of this section;

> (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

> (c) By the shareholders;

> (d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division (E)(1) or (2) of this section was brought.

Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(5) (a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in

advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

(i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

(ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

(b) Expenses, including attorney's fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

(6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

(8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or (7).

(9) As used in division (E) of this section, "corporation" includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

Company's Amended Regulations

Article Five of the Company's Amended Regulations deals with indemnification and provides as follows:

SECTION 5.01. *Mandatory Indemnification.* The corporation shall indemnify any officer or director of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, without limitation, any action threatened or instituted by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if be acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. A person claiming indemnification under this Section 5.01 shall be presumed, in respect of any act or omission giving rise to such claim for indemnification, to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal matter, to have had no reasonable cause to believe his conduct was unlawful, and the termination of any action, suit or proceeding his judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, rebut such presumption.

SECTION 5.02. *Court-Approved Indemnification.*   Anything contained in the Regulations or elsewhere to the contrary notwithstanding:

(A)   the corporation shall not indemnify any officer or director of the corporation who was a party to any completed action or suit instituted by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee or agent of another Corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, in respect of any claim, issue or matter asserted in such action or suit as to which he shall have been adjudged to be liable, for gross negligence or misconduct (other than negligence) in the performance of his duty to the corporation unless and only to the extent that the Court of Common Pleas of Franklin County, Ohio or the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability, and in view of all the circumstances of the case, he is fairly and reasonably entitled to such indemnity as such Court of Common Pleas or such other court shall deem proper; and

(B)   the corporation shall promptly make any such unpaid indemnification as is determined by a court to be proper as contemplated by this Section 5.02.

SECTION 5.03. *Indemnification for Expenses.*   Anything contained in the Regulations or elsewhere to the contrary notwithstanding, to the extent that an officer or director of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 5.01, or in defense of any claim, issue or matter therein, he shall be promptly indemnified by the corporation against expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs) actually and reasonably incurred by him in connection therewith.

SECTION 5.04. *Determination Required.*   Any indemnification required under Section 5.01 and not precluded under Section 5.02 shall be made by the corporation only upon a determination that such indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 5.01. Such determination may be made only (A) by a majority vote of a quorum consisting of directors of the corporation who were not and are not parties to, or threatened with, any such action, suit or proceeding, or (B) if such a quorum is not obtainable or if a majority of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation, or any person to be indemnified, within the past five years, or (C) by the shareholders, or (D) by the Court of Common Pleas of Franklin County, Ohio or (if the corporation is a party thereto) the court in which such action, suit or proceeding was brought, if any; any such determination may be made by a court under division (D) of this Section 5.04 at any time (including, without limitation, any time before, during or after the time when any such determination may be requested of, be under consideration by or have been denied or disregarded by the disinterested directors under division (A) or by independent legal counsel under division (B) or by the shareholders under division (C) of this Section 5.04); and no failure for any reason to make any such determination, and no decision for any reason to deny any such determination, by the disinterested directors under division (A) or by independent legal counsel under division (B) or by shareholders under division (C) of this Section 5.04 shall be evidence in rebuttal of the presumption recited in Section 5.01. Any determination made by the disinterested directors under division (A) or by independent legal counsel under division (B) of this Section 5.04 to make indemnification in respect of any claim, issue or matter asserted in an action or suit threatened or brought by or in the right of the corporation shall be promptly communicated to the person who threatened or brought such action or suit, and within ten (10) days after receipt of such notification such person shall have the right to petition the Court of Common Pleas of Franklin County, Ohio or the court in which such action or suit was brought, if any, to review the reasonableness of such determination.

SECTION 5.05. *Advances for Expenses.* Expenses (including, without limitation, attorneys' fees, filing fees, court reporters' fees and transcript costs) incurred in defending any action, suit or proceeding referred to in Section 5.01 shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding to or on behalf of the officer or director promptly as such expenses are incurred by him, but only if such officer or director shall first agree, in writing, to repay all amounts so paid in respect of any claim, issue or other matter asserted in such action, suit or proceeding in defense of which he shall not have been successful on the merits or otherwise:

(A) if it is ultimately determined as provided in Section 5.04 that he is not entitled to be indemnified by the corporation as provided under Section 5.01; or

(B) if, in respect of any claim, issue or other matter asserted by or in the right of the corporation in such action or suit, he shall have been adjudged to be liable for acting with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, unless and only to the extent that the Court of Common Pleas of Franklin County, Ohio or the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability, and in view of all the circumstances, he is fairly and reasonably entitled to all or part of such indemnification.

SECTION 5.06. *Article Five Not Exclusive.* The indemnification provided by this Article Five shall not be exclusive of, and shall be in addition to, any other rights to which any person seeking indemnification may be entitled under the Articles or the Regulations or any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be an officer or director of the corporation and shall inure to the benefit of the heirs, executors, and administrators of such a person.

SECTION 5.07. *Insurance.* The corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self-insurance, on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, or agent of another corporation (domestic or foreign, nonprofit or for profit), partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the obligation or the power to indemnify him against such liability under the provisions of this Article Five. Insurance may be purchased from or maintained with a person in which the corporation has a financial interest.

SECTION 5.08. *Certain Definitions.* For purposes of this Article Five, and as examples and not by way of limitation:

(A) A person claiming indemnification under this Article Five shall be deemed to have been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 5.01, or in defense of any claim, issue or other matter therein, if such action, suit or proceeding shall be terminated as to such person, with or without prejudice, without the entry of a judgment or order against him, without a conviction of him, without the imposition of a fine upon him and without his payment or agreement to pay any amount in settlement thereof (whether or not any such termination is based upon a judicial or other determination of the lack of merit of the claims made against him or otherwise results in a vindication of him); and

(B)   References to an "other enterprise" shall include employee benefit plans; references to a "fine" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the best interests of the participants and beneficiaries of an employee benefit plait shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" within the meaning of that term as used in this Article Five.

SECTION 5.09.   *Venue.*   Any action, suit or proceeding to determine a claim for indemnification under this Article Five may be maintained by the person claiming such indemnification, or by the corporation, in the Court of Common Pleas of Franklin County, Ohio. The corporation and (by claiming such indemnification) each such person consent to the exercise of jurisdiction over its or his person by the Court of Common Pleas of Franklin County, Ohio in any such action, suit or proceeding.

Underwriting Agreement

Under the provisions of the underwriting agreement, the underwriters will agree under certain circumstances to indemnify the Company and its controlling persons against certain liabilities, including liabilities under the Securities Act of 1933.

Insurance

The Company has purchased insurance coverage which insures its directors and officers against certain liabilities which might be incurred by them in such capacity.

Item 16.   *Exhibits.*

The exhibits listed in "Index to Exhibits" beginning immediately after the signature page are part of this registration statement on Form S-2 and are numbered in accordance with Item 601 of Regulation S-K.

Item 17.   *Undertakings.*

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933:

(1)   The information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of the prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)   Each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Columbus, Ohio, on this 6th day of June, 2002.

DOMINION HOMES, INC.

By: ___/s/ DOUGLAS G. BORROR___

DOUGLAS G. BORROR

Title: Chairman of the Board, Chief Executive
Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
** **Donald A. Borror**	Chairman Emeritus and Director	June 6, 2002
** **Douglas G. Borror**	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	June 6, 2002
/S/ JON M. DONNELL **Jon M. Donnell**	President, Chief Operating Officer and Director	June 6, 2002
** **David S. Borror**	Executive Vice President and Director	June 6, 2002
** **Terry E. George**	Senior Vice President and Treasurer	June 6, 2002
** **Peter J. O'Hanlon**	Senior Vice President—Finance and Chief Financial Officer (Principal Financial Officer)	June 6, 2002
** **Tad E. Lugibihl**	Controller (Principal Accounting Officer)	June 6, 2002
** **Pete A. Klisares**	Director	June 6, 2002
** **Gerald E. Mayo**	Director	June 6, 2002
** **C. Ronald Tilley**	Director	June 6, 2002

By: **/S/ JON M. DONNELL

Jon M. Donnell,
Attorney in Fact

INDEX TO EXHIBITS

The following exhibits are filed or incorporated by reference as part of this registration statement on Form S-2 and are numbered in accordance with Item 601 of Regulation S-K.

Exhibit No.	Description	Location
1.1	Form of Underwriting Agreement between the Dominion Homes, Inc. and the Underwriters	Previously filed.
4.1	Specimen of Stock Certificate of Dominion Homes, Inc.	Incorporated by reference to Exhibit 4 to the Company's March 31, 1997 Form 10-Q (File No. 0-23270).
5.1	Opinion of Vorys, Sater, Seymour and Pease LLP	Filed herewith.
10.1	Shareholder Agreement, dated January 20, 1994, between Borror Corporation and Borror Realty Company	Incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 33-74298) as filed with the SEC on January 21, 1994 and as amended on March 2, 1994 (the "Form S-1").
10.2*	Dominion Homes, Inc. Incentive Stock Plan, as amended December 5, 1995 and May 7, 1997	Incorporated by reference to Exhibit 4(c) of the Company's Registration Statement on Form S-8 File No. 333-26817) as filed with the SEC on May 9, 1997.
10.3*	Amendment to Dominion Homes, Inc. Incentive Stock Plan, dated July 29, 1998	Incorporated by reference to Exhibit 10.29 to the Company's June 30, 1998 Form 10-Q (File No. 0-23270).
10.4*	Incentive Stock Option Agreement, dated January 4, 1995, between Borror Corporation and Robert A. Meyer, Jr. (which agreement is substantially the same as Incentive Stock Option Agreements entered into between the Company and other employees to whom options were granted on January 4, 1995 under the Company's Incentive Stock Plan)	Incorporated by reference to Exhibit 10.4 to the Company's December 31, 2000 Form 10-K (File No. 0-23270).
10.5*	Incentive Stock Option Agreement, dated July 1, 1997, between Dominion Homes, Inc. and Robert A. Meyer, Jr. (which agreement is substantially the same as Incentive Stock Option Agreements entered into between the Company and other employees to whom options were granted on July 1, 1997 under the Company's Incentive Stock Plan)	Incorporated by reference to Exhibit 10.5 to the Company's December 31, 2000 Form 10-K (File No. 0-23270).
10.6*	Stock Option Agreement, dated May 21, 1998, between Dominion Homes, Inc. and Pete A. Klisares (which agreement is substantially the same as Stock Option Agreements entered into between the Company and its other outside, independent directors, Gerald E. Mayo and C. Ronald Tilley)	Incorporated by reference to Exhibit 10.22 to the Company's June 30, 1998 Form 10-Q (File No. 0-23270).

Exhibit No.	Description	Location
10.7*	Stock Option Agreement, dated April 29, 1999, between Dominion Homes, Inc. and Pete A. Klisares (which agreement is the same as Stock Option Agreements entered into between the Company and its other outside, independent directors, Gerald E. Mayo and C. Ronald Tilley)	Incorporated by reference to Exhibit 10.2 to the Company's June 30, 1999 Form 10-Q (File No. 0-23270).
10.8*	Stock Option Agreement, dated April 27, 2000, between Dominion Homes, Inc. and Pete A. Klisares (which Agreement is substantially the same as Stock Option Agreements entered into between the Company and its other outside, independent directors, Gerald Mayo and C. Ronald Tilley	Incorporated by reference to Exhibit 10.37 to the Company's December 31, 2000 Form 10-Q (File No. 0-23270).
10.9*	Stock Option Agreement, dated May 3, 2001, between Dominion Homes, Inc. and Pete A. Klisares (which Agreement is substantially the same as Stock Option Agreements entered into between the Company and its other outside, independent directors, Gerald E. Mayo and C. Ronald Tilley	Incorporated by reference to Exhibit 10.2 to the Company's September 30, 2001 Form 10-Q (File No. 0-23270).
10.10*	Restricted Stock Agreement, dated August 1, 1995, between Borror Corporation and Jon M. Donnell	Incorporated by reference to Exhibit 10.19 to the Company's December 31, 1995 Form 10-K (File No. 0-23270).
10.11*	Restricted Stock Agreement, dated November 6, 1996, between Borror Corporation and Jon M. Donnell	Incorporated by reference to Exhibit 10.30 to the Company's December 31, 1996 Form 10-K (File No. 0-23270).
10.12*	Restricted Stock Agreement, dated August 1, 1997, between Dominion Homes, Inc., and Jon M. Donnell	Incorporated by reference to Exhibit 10.24 to the Company's September 30, 1997 Form 10-Q (File No. 0-23270).
10.13*	Restricted Stock Agreement, dated June 1, 1998, between Dominion Homes, Inc. and Peter J. O'Hanlon	Incorporated by reference to Exhibit 10.25 to the Company's June 30, 1998 Form 10-Q (File No. 0-23270).
10.14*	Restricted Stock Agreement, dated August 1, 1998, between Dominion Homes, Inc. and Jon M. Donnell	Incorporated by reference to Exhibit 10.27 to the Company's June 30, 1998 Form 10-Q (File No. 0-23270).
10.15*	Restricted Stock Agreement, dated May 17, 2001, between Dominion Homes, Inc. and Jack L. Mautino	Incorporated by reference to Exhibit 10.16 to the Company's December 31, 2001 Form 10-K (File No. 0-23270).
10.16*	Amended Employment Agreement, dated December 29, 2000, between Dominion Homes, Inc. and Jon M. Donnell	Incorporated by reference to Exhibit 10.13 to the Company's December 31, 2000 Form 10-Q (File No. 0-23270).
10.17*	Amended Employment Agreement, dated December 29, 2000, between Dominion Homes, Inc. and Robert A. Meyer, Jr.	Incorporated by reference to Exhibit 10.14 to the Company's December 31, 2000 Form 10-Q (File No. 0-23270).

Exhibit No.	Description	Location
10.18*	Amended Employment Agreement, dated December 29, 2000, between Dominion Homes, Inc. and Peter J. O'Hanlon	Incorporated by reference to Exhibit 10.15 to the Company's December 31, 2000 Form 10-Q (File No. 0-23270).
10.19*	Amended and Restated Dominion Homes, Inc. Executive Deferred Compensation Plan, effective as of December 31, 2001	Incorporated by reference to Exhibit 10.1 to the Company's March 31, 2002 Form 10-Q (File No. 0-23270).
10.20*	Split Dollar Life Insurance Agreement, dated July 11, 1999, between Dominion Homes, Inc. and Douglas G. Borror (which agreement is substantially the same as Split Dollar Life Insurance Agreements entered into between the Company and other executive officers of the Company except for life insurance values for which a supplemental schedule is attached)	Incorporated by reference to Exhibit 10.1 to the Company's June 30, 1999 Form 10-Q (File No. 0-23270).
10.21*	Dominion Homes Incentive Growth Plan, effective as of May 1, 2002	Incorporated by reference to Exhibit 10.2 to the Company's March 31, 2002 Form 10-Q (File No. 0-23270).
10.22*	Stock Option Agreement, dated May 2, 2002, between Dominion Homes, Inc. and Pete A. Klisares (which agreement is substantially the same as Stock Option Agreements entered into between the Company and its other outside, independent directors, Gerald E. Mayo and C. Ronald Tilley)	Incorporated by reference to Exhibit 10.3 to the Company's March 31, 2002 Form 10-Q (File No. 0-23270).
10.23	Decorating Center Lease Agreement, dated January 4, 1994, between Borror Corporation and Borror Realty Company, as amended by addendum No. 1, effective July 1, 1994	Incorporated by reference to Exhibit 10.12 to the Company's December 31, 1994 Form 10-K (File No. 0-23270).
10.24	First Amendment to Lease Agreement, dated March 19, 1996, between Borror Realty Company and Borror Corporation	Incorporated by reference to Exhibit 10.21 to the Company's March 31, 1995 Form 10-Q (File No. 0-23270).
10.25	Lease, dated December 29, 1997, as amended by Addendum dated February 2, 1998, between Borror Realty Company and Dominion Homes, Inc.	Incorporated by reference to Exhibit 10.21 to the Company's December 31, 1997 Form 10-K (File No. 0-23270).
10.26	Office Sublease Agreement, dated July 31, 1998, between Dominion Homes, Inc. and Alliance Title Agency, Ltd.	Incorporated by reference to Exhibit 10.31 to the Company's June 30, 1998 Form 10-Q (File No. 0-23270).
10.27	Assignment and Assumption of Lease, dated June 24, 1999, by and among Rommy K. Chung, Dominion Homes, Inc. and BRC Properties Inc. (formerly the Borror Corporation)	Incorporated by reference to Exhibit 10.3 to the Company's June 30, 1999 Form 10-Q (File No. 0-23270).
10.28	Lease, dated March 1, 1994, between the Borror Corporation and Rommy K. Chung	Incorporated by reference to Exhibit 10.4 to the Company's June 30, 1999 Form 10-Q (File No. 0-23270).

Exhibit No.	Description	Location
10.29	Assignment and Assumption of Lease, dated June 24, 1999, by and among Dao Q. Nguyen, Dominion Homes, Inc., and BRC Properties Inc. (formerly Borror Realty Company)	Incorporated by reference to Exhibit 10.5 to the Company's June 30, 1999 Form 10-Q (File No. 0-23270).
10.30	Lease, dated November 12, 1997, between Borror Realty Company and Thomas M. Nguyen and assigned on October 2, 1998 to Dao Q. Nguyen	Incorporated by reference to Exhibit 10.6 to the Company's June 30, 1999 Form 10-Q (File No. 0-23270).
10.31	Lease, dated September 29, 1999, between BRC Properties Inc. and Dominion Homes, Inc.	Incorporated by reference to Exhibit 10.9 to the Company's September 30, 1999 Form 10-Q (File No. 0-23270).
10.32	Lease, dated April 30, 2001, between FGSC, LLC and Dominion Homes of Kentucky, Ltd. for office space in Louisville, Kentucky	Incorporated by reference to Exhibit 10.1 to the Company's June 30, 2001 Form 10-Q (File No. 0-23270).
10.33	Lease, dated November 30, 2001, between BRC Properties Inc. and Dominion Homes Financial Services, Ltd.	Incorporated by reference to Exhibit 10.33 to the Company's December 31, 2001 Form 10-K (File No. 0-23270).
10.34	Agreement For Services, dated November 5, 1999, between Homebuilders Financial Network, Inc. and Dominion Homes, Inc.	Incorporated by reference to Exhibit 10.10 to the Company's September 30, 1999 Form 10-Q (File No. 0–23270).
10.35	Amended and Restated Credit Agreement, dated December 31, 2001, among Dominion Homes, Inc., The Huntington National Bank, as Administrative and Issuing Agent, and the Lenders listed therein	Incorporated by reference to Exhibit 10.33 to the Company's December 31, 2001 Form 10-K (File No. 0-23270).
23.1	Consent of PricewaterhouseCoopers LLP Independent Accountants	Filed herewith.
23.2	Consent of Vorys, Sater, Seymour and Pease LLP	Included in Exhibit 5.1 hereto.
24.1	Power of Attorney	Previously filed.

*   Denotes a management contract or compensatory plan or arrangement.